SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: 26th October, 2006, for 3rd Quarter, 2006
TELENOR ASA
(Registrant’s Name)
Snarøyveien 30,
1331 Fornebu,
Norway
(Registrant’s Address)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F : ☑       Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No : ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TABLE OF CONTENTS

SIGNATURES
TELENOR ASA THIRD QUARTER 2006 RESULTS
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telenor ASA

	By:	/s/ Trond Westlie

Name: Trond Westlie
(sign.)
Title: CFO

Date: 26th October, 2006

TELENOR ASA THIRD QUARTER 2006 RESULTS
In the third quarter of 2006, Telenor`s revenues increased by 35 per cent compared to the third quarter of 2005, reaching NOK 23.9 billion. The underlying revenue growth was 12 per cent. The reported EBITDA was NOK 9.1 billion while profit before taxes was NOK 6.1 billion. During the quarter, the total number of mobile subscriptions increased by nine million, reaching 105 million.
Highlights third quarter 2006:
Revenue growth of 35% — underlying growth of 12% Record high EBITDA margin Improved results in Nordic mobile operations Continued impressive performance in Kyivstar Telenor Serbia consolidated from 1 September
Outlook for 2006:
Based upon the strong results and positive development in the third quarter of 2006, the outlook for the full year has been adjusted compared to the report for the second quarter of 2006.
The strong growth in mobile subscriptions gives Telenor a solid foundation for further growth in revenues. We expect a growth in reported revenues of around 35%.
We expect a continued high growth in EBITDA, in particular driven by the international mobile operations. Telenor will continue previously introduced initiatives and identify new means of improving cost efficiency.
We expect the EBITDA margin before other income and expenses for 2006 to be around 36%.
We expect high capital expenditure to continue, and capital expenditure as a proportion of revenues is expected to be around 20%.
Capital expenditure is expected to continue to be driven by high subscription growth within Telenor`s mobile operations in emerging markets.
A growing share of Telenor`s revenues and profits is derived from operations outside Norway. Currency fluctuations may to an increasing extent influence the reported figures in Norwegian Krone. Political risk, including regulatory conditions, may also influence the profits.

Telenor Mobile — Norway

	2004				2005				2006
(NOK in millions)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Subscription and traffic	1 846	1 968	2 044	2 021	1 927	2 003	2 098	2120	2 023	2 170	2 264
Interconnection revenues	378	402	403	430	407	452	441	454	446	474	443
Mobile revenues company’s subscriptions	2 224	2 370	2 447	2 451	2 334	2 455	2 539	2 574	2 469	2 644	2 707

Other mobile revenues	304	405	434	370	362	453	484	526	532	505	624
Total mobile revenues	2 528	2 775	2 881	2 821	2 696	2 908	3 023	3 100	3 001	3 149	3 331

Non-mobile revenues	276	179	128	142	142	141	98	135	104	124	127

Total revenues 1)	2 804	2 954	3 009	2 963	2 838	3 049	3 121	3 235	3 105	3 273	3 458

1) Of which internal revenues	311	315	311	289	278	313	299	281	266	257	221

EBITDA	1 002	1 081	1 103	1 119	1 001	1 066	1 218	1 186	1 323	1 365	1 513
Depreciation and amortization 1)	239	275	267	281	213	230	224	222	216	215	206
Write-downs 2)	—	1	3	11	-2	12	4	2	—	33	—

Operating profit	763	805	833	827	790	824	990	962	1 107	1 117	1 307

1) Of which amortization of Telenor’s net excess values	—	—	—	1	1	1	1	1	1	1	1
2) Of which write-downs of Telenor’s net excess values	—	—	—	—	—	—	—	—	—	—	—

EBITDA/Total revenues (%)	35.7	36.6	36.7	37.8	35.3	35.0	39.0	36.7	42.6	41.7	43.8
Operating profit/Total revenues (%)	27.2	27.3	27.7	27.9	27.8	27.0	31.7	29.7	35.7	34.1	37.8
Capex	214	255	332	172	194	343	220	461	129	143	220
Investments in businesses	—	—	—	52	—	—	—	—	—	—	—

No. of mobile subscriptions (in thousands)	2 378	2 451	2 562	2 645	2 635	2 687	2 736	2 731	2 722	2 709	2 711
— of which prepaid	1 091	1 118	1 178	1 228	1 218	1 267	1 285	1 222	1 185	1 133	1 097
Average traffic minutes per subscription per month (AMPU) in the quarter	179	187	187	182	175	191	186	184	186	196	199
Average revenue per subscription per month (ARPU) in the quarter	315	332	328	318	297	308	314	317	305	324	331
— of which contract	464	491	499	491	453	465	475	472	446	461	469
— of which prepaid	147	146	129	119	117	129	133	136	126	141	134

Sonofon — Denmark

	2004				2005				2006
(NOK in millions)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Subscription and traffic	274	496	541	502	571	595	600	595	622	630	693
Interconnection revenues	140	280	274	292	300	328	325	347	348	338	327
Mobile revenues company’s subscriptions	414	776	815	794	871	923	925	942	970	968	1 020

Other mobile revenues	97	161	170	143	143	158	181	156	145	152	169
Total mobile revenues	511	937	985	937	1 014	1 081	1 106	1 098	1 115	1 120	1 189

Non-mobile revenues	159	288	281	306	179	227	250	236	238	227	239

Total revenues 1)	670	1 225	1 266	1 243	1 193	1 308	1 356	1334	1 353	1 347	1 428

1) Of which internal revenues	4	8	21	20	20	35	43	34	30	48	55

EBITDA	167	238	260	16	253	308	307	308	305	307	390
Depreciation and amortization 1)	189	355	369	277	353	328	308	296	286	271	280
Write-downs 2)	—	—	—	3 290	—	—	—	—	—	—	—

Operating profit / (loss)	(22)	(117)	(109)	(3,551)	(100)	(20)	(1)	12	19	36	110

1) Of which amortization of Telenor’s net excess values	75	160	160	156	157	134	131	133	137	132	138
2) Of which write-downs of Telenor’s net excess values	—	—	—	3075	—	—	—	—	—	—	—

EBITDA/Total revenues (%)	24.9	19.4	20.5	1.3	21.2	23.5	22.6	23.1	22.5	22.8	27.3
Operating profit/Total revenues (%)	nm	nm	nm	nm	nm	nm	nm	0.9	1.4	2.7	7.7
Capex	66	144	102	76	28	140	137	757	109	170	168
Investments in businesses	3 641	145	—	—	—	—	—	4	—	—	—

No. of mobile subscriptions (in thousands)	987	1 203	1 253	1 275	1 232	1 250	1 261	1 284	1 299	1 310	1 342
— of which prepaid	250	451	485	462	413	420	420	425	429	436	464
Average traffic minutes per subscription per month (AMPU) in the quarter	147	157	139	151	153	182	183	195	200	209	203
Average revenue per subscription per month (ARPU) in the quarter	250	233	219	207	229	253	243	246	250	248	257
— of which contract	287	291	281	267	284	306	292	285	292	290	306
— of which prepaid	135	111	120	111	126	146	146	166	164	163	161

Telenor Mobile — Sweden

	2004				2005				2006
(NOK in millions)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Subscription and traffic	32	34	37	38	37	33	34	26	902	972	1 050
Interconnection revenues	9	15	13	15	15	18	15	12	206	235	219
Mobile revenues company’s subscriptions	41	49	50	53	52	51	49	38	1 108	1 207	1 269

Other mobile revenues	5	6	11	8	11	14	19	10	89	96	133
Total mobile revenues	46	55	61	61	63	65	68	48	1 197	1 303	1 402

Non-mobile revenues	—	—	—	—	—	—	—	—	104	127	148

Total revenues 1)	46	55	61	61	63	65	68	48	1 301	1 430	1 550

1) Of which internal revenues	14	21	27	25	28	33	39	24	48	27	42

EBITDA	(25)	(36)	(45)	(619)	(10)	(18)	(139)	(309)	170	241	371
Depreciation and amortization 1)	8	7	8	26	—	—	—	—	358	395	435
Write-downs 2)	—	—	—	75	—	—	—	—	—	—	6

Operating profit / (loss)	(33)	(43)	(53)	(720)	(10)	(18)	(139)	(309)	(188)	(154)	(70)

1) Of which amortization of Telenor’s net excess values	—	—	—	—	—	—	—	—	52	64	260
2) Of which write-downs of Telenor’s net excess values	—	—	—	—	—	—	—	—	—	—	—

EBITDA/Total revenues (%)	nm	nm	nm	nm	nm	nm	nm	nm	13.1	16.9	23.9
Operating profit/Total revenues (%)	nm	nm	nm	nm	nm	nm	nm	nm	nm	nm	nm
Capex	4	4	3	6	—	—	—	—	135	137	112
Investments in businesses	—	—	—	—	—	—	—	—	7739	8	—

No. of mobile subscriptions (in thousands)	84	92	96	105	107	99	97	95	1 660	1 676	1 708
— of which prepaid	48	55	56	57	56	51	50	48	575	571	571
Average traffic minutes per subscription per month (AMPU) in the quarter	73	96	104	108	113	141	144	129	160	185	184
Average revenue per subscription per month (ARPU) in the quarter	169	181	182	169	164	167	164	136	229	242	249
— of which contract	252	262	265	241	215	216	215	183	330	340	346
— of which prepaid	106	122	125	117	121	121	115	90	49	54	58

Kyivstar — Ukraine

	2004				2005				2006
(NOK in millions)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Subscription and traffic	610	703	838	810	807	1 158	1 437	1 720	1 749	1 952	2 321
Interconnection revenues	186	236	319	327	313	428	541	606	528	562	606
Mobile revenues company’s subscriptions	796	939	1 157	1 137	1 120	1 586	1 978	2 326	2 277	2 514	2 927

Other mobile revenues	16	27	54	25	23	30	72	33	36	50	82
Total mobile revenues	812	966	1 211	1 162	1 143	1 616	2 050	2 359	2 313	2 564	3 009

Non-mobile revenues	13	15	18	22	20	27	26	31	16	16	16

Total revenues 1)	825	981	1 229	1 184	1 163	1 643	2 076	2 390	2 329	2 580	3 025

1) Of which internal revenues	—	—	1	1	1	2	2	1	—	1	5

EBITDA	505	592	772	712	632	911	1 148	1 359	1 432	1 596	1 827
Depreciation and amortization 1)	125	128	145	157	231	331	322	325	379	381	395
Write-downs 2)	—	—	—	—	—	—	—	15	—	—	13

Operating profit	380	464	627	555	401	580	826	1 019	1 053	1 215	1 419

1) Of which amortization of Telenor’s net excess values	24	24	24	21	22	23	24	24	24	23	23
2) Of which write-downs of Telenor’s net excess values	—	—	—	—	—	—	—	—	—	—	—

EBITDA/Total revenues (%)	61.2	60.3	62.8	60.1	54.3	55.4	55.3	56.9	61.5	61.9	60.4
Operating profit/Total revenues (%)	46.1	47.3	51.0	46.9	34.5	35.3	39.8	42.6	45.2	47.1	46.9
Capex	331	566	687	1024	735	919	1 106	890	830	770	992
Investments in businesses	—	35	—	—	—	—	—	—	—	—	—

No. of mobile subscriptions (100% in thousands)	3 221	3 610	4 856	6 252	7 662	9 335	10 943	13 925	14 965	16 005	17 709
- of which prepaid	2675	3 031	4 211	5 532	6 892	8 500	10 021	12 901	13 895	14 886	16 535
Average traffic minutes per subscription per month (AMPU) in the quarter	68	74	95	95	91	90	103	108	110	118	123
Average revenue per subscription per month (ARPU) in the quarter	84	93	95	68	53	62	66	64	53	54	57
- of which contract	191	213	223	184	165	187	200	197	175	180	197
- of which prepaid	62	69	72	52	40	49	53	53	43	45	47

Pannon — Hungary

	2004				2005				2006
(NOK in millions)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Subscription and traffic	872	872	1005	920	880	903	1025	960	926	913	940
Interconnection revenues	423	443	423	442	430	458	416	431	400	400	415
Mobile revenues company’s subscriptions	1 295	1 315	1 428	1 362	1 310	1 361	1 441	1 391	1 326	1 313	1 355

Other mobile revenues	25	39	46	32	28	44	52	20	23	35	45
Total mobile revenues	1 320	1 354	1 474	1 394	1 338	1 405	1 493	1 411	1 349	1 348	1 400

Non-mobile revenues	81	90	78	116	77	93	90	154	64	79	64

Total revenues 1)	1 401	1 444	1 552	1 510	1 415	1 498	1 583	1 565	1 413	1 427	1 464

1) Of which internal revenues	1	2	—	3	2	2	2	4	3	2	3

EBITDA	556	556	561	420	517	484	650	534	540	567	581
Depreciation and amortization 1)	331	326	326	312	316	276	294	285	279	254	251
Write-downs 2)	—	—	—	21	—	2	1	4	—	33	—

Operating profit	225	230	235	87	201	206	355	245	261	280	330

1) Of which amortization of Telenor’s net excess values	89	89	91	89	90	85	86	84	84	79	79
2) Of which write-downs of Telenor’s net excess values	—	—	—	—	—	—	—	—	—	—	—

EBITDA/Total revenues (%)	39.7	38.5	36.1	27.8	36.5	32.3	41.1	34.1	38.2	39.7	39.7
Operating profit/Total revenues (%)	16.1	15.9	15.1	5.8	14.2	13.8	22.4	15.7	18.5	19.6	22.5
Capex	104	121	121	820	109	243	150	261	71	235	168
Investments in businesses	—	—	—	—	—	—	—	—	—	—	—

No. of mobile subscriptions (in thousands)	2 596	2 588	2 595	2 770	2 792	2 824	2 856	2 929	2 939	2 947	2 981
- of which prepaid	1 977	1 935	1 886	1 991	1 955	1 915	1 894	1 904	1 878	1 854	1 848
Average traffic minutes per subscription per month (AMPU) in the quarter	111	121	127	131	125	143	145	149	143	159	157
Average revenue per subscription per month (ARPU) in the quarter	165	170	184	171	157	162	166	162	150	148	150
- of which contract	399	389	400	356	327	316	314	299	272	254	248
- of which prepaid	92	96	103	96	84	89	89	86	80	86	87

Promonte — Montenegro

	2004				2005				2006
(NOK in millions)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Total revenues	—	—	82	118	104	123	180	112	114	139	211
EBITDA	—	—	45	46	55	60	98	47	55	65	122
Operating profit 1)2)	—	—	26	(2)	12	18	58	7	16	27	84
1) Of which amortization of Telenor’s net excess values	—	—	7	25	20	20	20	20	20	20	20
2) Of which write-downs of Telenor’s net excess values	—	—	—	—	—	—	—	—	—	—	—
Capex	—	—	3	13	5	4	8	21	4	7	24

No. of mobile subscriptions (in thousands)	—	—	340	279	279	303	394	310	324	363	479
- of which prepaid	—	—	297	234	235	263	352	265	276	309	424
Average traffic minutes per subscription per month (AMPU) in the quarter	—	—	113	87	91	105	109	92	104	121	120
Average revenue per subscription per month (ARPU) in the quarter	—	—	139	107	115	129	126	95	111	120	125
- of which contract	—	—	309	284	288	338	339	269	284	297	303
- of which prepaid	—	—	111	79	82	97	103	71	81	90	100

DTAC — Thailand

	2004				2005				2006
(NOK in millions)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Subscription and traffic	—	—	—	—	—	—	—	1 074	1 852	1 760	1 887
Interconnection revenues	—	—	—	—	—	—	—	25	33	33	41
Mobile revenues company’s subscriptions	—	—	—	—	—	—	—	1 099	1 885	1 793	1 928

Other mobile revenues	—	—	—	—	—	—	—	74	131	85	93
Total mobile revenues	—	—	—	—	—	—	—	1 173	2 016	1 878	2 021

Non-mobile revenues	—	—	—	—	—	—	—	18	16	15	20

Total revenues 1)	—	—	—	—	—	—	—	1 191	2 032	1 893	2 041

1) Of which internal revenues	—	—	—	—	—	—	—	6	11	8	6

EBITDA	—	—	—	—	—	—	—	445	719	698	732
Depreciation and amortization 1)	—	—	—	—	—	—	—	220	337	335	356
Write-downs 2)	—	—	—	—	—	—	—	—	—	—	—

Operating profit	—	—	—	—	—	—	—	225	382	363	376

1) Of which amortization of Telenor’s net excess values	—	—	—	—	—	—	—	35	51	50	51
2) Of which write-downs of Telenor’s net excess values	—	—	—	—	—	—	—	—	—	—	—

EBITDA/Total revenues (%)	—	—	—	—	—	—	—	37.4	35.4	36.9	35.9
Operating profit/Total revenues (%)	—	—	—	—	—	—	—	18.9	18.8	19.2	18.4
Capex	—	—	—	—	—	—	—	146	605	543	565
Investments in businesses	—	—	—	—	—	—	—	2 664	85	31	—

No. of mobile subscriptions (100% in thousands)	—	—	—	—	—	—	—	8 677	9 823	10 622	11 241
- of which prepaid	—	—	—	—	—	—	—	7 212	8 185	8 806	9 274
Average traffic minutes per subscription per month (AMPU) in the quarter	—	—	—	—	—	—	—	231	295	327	314
Average revenue per subscription per month (ARPU) in the quarter	—	—	—	—	—	—	—	66	69	59	58
- of which contract	—	—	—	—	—	—	—	141	150	126	123
- of which prepaid	—	—	—	—	—	—	—	51	53	45	44

DiGi — Malaysia

	2004				2005				2006
(NOK in millions)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Subscription and traffic	642	662	751	739	792	924	1 035	1 198	1 279	1 331	1 355
Interconnection revenues	147	137	144	143	137	143	155	159	166	127	138
Mobile revenues company’s subscriptions	789	799	895	882	929	1 067	1 190	1 357	1 445	1 458	1 493

Other mobile revenues	17	18	17	13	14	15	18	18	21	20	33
Total mobile revenues	806	817	912	895	943	1 082	1 208	1 375	1 466	1 478	1 526

Non-mobile revenues	130	141	136	109	91	79	77	77	80	66	58

Total revenues 1)	936	958	1 048	1 004	1 034	1 161	1 285	1 452	1 546	1 544	1 584

1) Of which internal revenues	1	1	1	—	1	—	1	2	2	1	2

EBITDA	426	410	453	443	451	499	560	632	700	700	721
Depreciation and amortization 1)	229	226	231	215	257	253	255	273	252	227	296
Write-downs 2)	—	—	—	—	1	—	1	3	—	7	1

Operating profit	197	184	222	228	193	246	304	356	448	466	424

1) Of which amortization of Telenor’s net excess values	19	18	18	17	17	17	13	4	4	4	3
2) Of which write-downs of Telenor’s net excess values	—	—	—	—	—	—	—	—	—	—	—

EBITDA/Total revenues (%)	45.5	42.8	43.2	44.1	43.6	43.0	43.6	43.5	45.3	45.3	45.5
Operating profit/Total revenues (%)	21.0	19.2	21.2	22.7	18.7	21.2	23.7	24.5	29.0	30.2	26.8
Capex	103	162	228	427	108	178	310	574	226	199	371
Investments in businesses	—	—	—	—	—	—	—	—	—	—	—

No. of mobile subscriptions (100% in thousands)	2 413	2 583	2 804	3 239	3 461	3 765	4 187	4 795	5 086	5 440	5 590
- of which prepaid	2 301	2 453	2 653	3 067	3 259	3 525	3 880	4 441	4 704	5 018	5 126
Average traffic minutes per subscription per month (AMPU) in the quarter	167	164	170	165	163	170	175	169	162	163	162
Average revenue per subscription per month (ARPU) in the quarter	113	107	110	98	92	99	100	102	97	93	90
- of which contract	312	312	297	238	233	216	192	174	172	180	163
- of which prepaid	104	97	100	90	84	93	93	97	92	86	84

GrameenPhone — Bangladesh

	2004				2005				2006
(NOK in millions)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Subscription and traffic	470	500	565	529	598	659	715	769	871	911	1 032
Interconnection revenues	9	20	26	35	34	39	52	63	73	78	94
Mobile revenues company’s subscriptions	479	520	591	564	632	698	767	832	944	989	1 126

Other mobile revenues	7	6	5	6	5	5	6	6	6	5	3
Total mobile revenues	486	526	596	570	637	703	773	838	950	994	1 129

Non-mobile revenues	3	3	2	—	3	2	2	12	5	3	4

Total revenues 1)	489	529	598	570	640	705	775	850	955	997	1 133

1) Of which internal revenues	—	—	—	—	—	—	—	1	—	1	—

EBITDA	283	309	383	338	329	334	441	455	659	488	645
Depreciation and amortization 1)	34	51	58	72	77	89	107	166	159	148	169
Write-downs 2)	—	—	—	3	—	—	—	—	—	—	—

Operating profit	249	258	325	263	252	245	334	289	500	340	476

1) Of which amortization of Telenor’s net excess values	—	—	—	—	—	—	—	—	—	—	—
2) Of which write-downs of Telenor’s net excess values	—	—	—	—	—	—	—	—	—	—	—

EBITDA/Total revenues (%)	57.9	58.4	64.0	59.3	51.4	47.4	56.9	53.5	69.0	48.9	56.9
Operating profit/Total revenues (%)	50.9	48.8	54.3	46.1	39.4	34.8	43.1	34.0	52.4	34.1	42.0
Capex	160	258	418	482	496	357	590	1 153	389	516	435
Investments in businesses	—	—	—	298	—	—	—	—	—	—	—

No. of mobile subscriptions (100% in thousands)	1 520	1 795	2 024	2 388	2 928	3 704	4 215	5 542	6 427	8 459	9 404
- of which prepaid	1 258	1 501	1 730	2 092	2 625	3 375	3 860	5 159	6 030	8 015	8 904
Average traffic minutes per subscription per month (AMPU) in the quarter	239	246	249	241	237	223	223	250	196	213	214
Average revenue per subscription per month (ARPU) in the quarter	120	106	103	87	81	69	65	56	51	45	41
- of which contract	331	287	302	257	288	284	282	258	258	234	220
- of which prepaid	71	69	67	60	54	47	45	39	37	33	31

Telenor Pakistan

	2004				2005				2006
(NOK in millions)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Total revenues	—	—	—	—	1	48	76	140	215	265	333
EBITDA	—	(13)	(20)	(45)	(133)	(172)	(134)	(133)	(77)	(117)	(87)
Operating profit / (loss) 1)2)	—	(13)	(20)	(45)	(147)	(232)	(201)	(218)	(175)	(220)	(199)
1) Of which amortization of Telenor’s net excess values	—	—	—	—	—	—	—	—	—	—	—
2) Of which write-downs of Telenor’s net excess values	—	—	—	—	—	—	—	—	—	—	—
Capex	—	1,821	19	153	1,139	(91)	299	496	351	754	701

No. of mobile subscriptions (in thousands)	—	—	—	—	344	836	1,200	1,868	2,527	3,205	4,597
- of which prepaid	—	—	—	—	342	829	1,183	1,836	2,495	3,165	4,555
Average traffic minutes per subscription per month (AMPU) in the quarter	—	—	—	—	—	74	93	131	136	146	123
Average revenue per subscription per month (ARPU) in the quarter	—	—	—	—	—	22	25	30	32	30	27
- of which contract	—	—	—	—	—	154	99	72	59	59	51
- of which prepaid	—	—	—	—	—	21	24	29	31	30	27

FIXED

	2004				2005				2006
(NOK in millions)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Revenues
Norway	4,483	4,427	4,282	4,353	4,163	4,367	4,151	4,186	4,178	3,983	3,796
Other operations	469	474	419	467	436	418	840	887	919	1,047	1,056
Eliminations	(29)	(24)	(26)	(39)	(28)	(32)	(27)	(48)	(30)	(31)	(11)

Total revenues 1)	4,923	4,877	4,675	4,781	4,571	4,753	4,964	5,025	5,067	4,999	4,841

1) Of which internal revenues

EBITDA	1,632	1,631	1,515	1,560	1,408	1,504	1,430	1,543	1,559	1,567	1,671
Depreciation and amortization 1)	954	897	855	867	783	729	874	850	761	733	769
Write-downs 2)	—	—	—	40	(22)	2	(2)	609	—	15	9

Operating profit	678	734	660	653	647	773	558	84	798	819	893

1) Of which amortization of Telenor’s net excess values	—	—	1	6	1	2	69	(6)	33	41	44
2) Of which write-downs of Telenor’s net excess values	—	—	—	(22)	(31)	—	(3)	10	—	—	—

EBITDA/Total revenues (%)	33.2	33.4	32.4	32.6	30.8	31.6	28.8	30.7	30.8	31.3	34.5
Operating profit/Total revenues (%)	13.8	15.1	14.1	13.7	14.2	16.3	11.2	1.7	15.7	16.4	18.4
Capex	378	385	419	609	381	556	602	1,237	617	643	561
Investments in businesses	86	10	—	9	43	1	5,792	(20)	461	75	2

Fixed — Norway

	2004				2005				2006
(NOK in millions)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Revenues
Telephony	2,183	2,117	1,959	2,009	1,871	1,867	1,743	1,751	1,703	1,627	1,501
xDSL/Internet	426	417	444	466	461	508	534	536	568	581	579
Data services	247	267	259	249	232	243	250	238	215	199	204
Other revenues	456	386	428	386	342	400	357	366	357	315	285

Total retail revenues	3,312	3,187	3,090	3,110	2,906	3,018	2,884	2,891	2,843	2,722	2,569

Wholesale revenues	1,171	1,240	1,192	1,243	1,257	1,349	1,267	1,295	1,335	1,261	1,227

Total revenues 1)	4,483	4,427	4,282	4,353	4,163	4,367	4,151	4,186	4,178	3,983	3,796

1) Of which internal revenues	438	454	428	522	463	522	582	623	545	510	517

EBITDA	1,631	1,606	1,523	1,570	1,438	1,532	1,354	1,377	1,390	1,417	1,460
Depreciation and amortization 1)	880	819	778	774	705	658	652	692	602	561	540
Write-downs 2)	—	—	—	2	(22)	—	(2)	(1)	—	13	—

Operating profit	751	787	745	794	755	874	704	686	788	843	920

1) Of which amortization of Telenor’s net excess values	—	—	1	1	—	—	—	—	—	—	—
2) Of which write-downs of Telenor’s net excess values	—	—	—	2	(31)	—	(3)	(2)	—	—	—

EBITDA/Total revenues (%)	36.4	36.3	35.6	36.1	34.5	35.1	32.6	32.9	33.3	35.6	38.5
Operating profit/Total revenues (%)	16.8	17.8	17.4	18.2	18.1	20.0	17.0	16.4	18.9	21.2	24.2
Capex	355	315	346	457	337	503	412	917	479	371	354
Investments in businesses	—	1	—	1	43	1	—	—	1	—	—

Retail market
No. of Telephony subscriptions (in thousands)	1,932	1,886	1,838	1,800	1,757	1,705	1,664	1,622	1,577	1,545	1,513
- of which PSTN subscriptions	1,248	1,219	1,196	1,182	1,165	1,139	1,118	1,089	1,054	1,017	991
- of which ISDN subscriptions	684	667	642	618	592	562	538	509	479	454	434
- of which VoIP subscriptions	—	—	—	—	—	4	8	24	44	74	88
No. of xDSL subscriptions (in thousands)	208	235	270	326	385	415	444	475	511	527	542
Telephony generated traffic (million minutes)	3,725	3,279	2,851	3,171	2,848	2,644	2,289	2,502	2,277	1,997	1,721
Wholesale market
No. of Telephony subscriptions (in thousands)	227	266	285	301	309	316	316	314	316	308	296
- of which PSTN subscriptions	151	170	180	188	192	200	202	202	203	201	194
- of which ISDN subscriptions	76	96	105	113	117	116	114	112	113	107	102
No. of xDSL subscriptions (in thousands)	76	86	90	91	77	87	97	109	117	123	130
No. of LLUB (in thousands)	96	108	123	145	172	192	209	235	254	265	276

Fixed — Sweden

	2004				2005				2006
(NOK in millions)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

External revenues	403	404	350	400	367	342	622	650	724	876	893
Internal revenues	23	26	26	22	25	32	32	26	3	(10)	(36)

Tota revenues	426	430	376	422	392	374	654	676	727	866	857

EBITDA	(3)	24	(9)	(3)	(29)	(27)	31	183	109	100	128
Depreciation and amortization 1)	61	65	65	71	64	63	165	124	113	115	172
Write-downs 2)	—	—	—	36	—	—	—	608	—	2	9

Operating profit / (loss)	(64)	(41)	(74)	(110)	(93)	(90)	(134)	(549)	(4)	(17)	(53)

1) Of which amortization of Telenor’s net excess values	—	—	—	5	1	2	69	(25)	23	32	35
2) Of which write-downs of Telenor’s net excess values	—	—	—	(24)	—	—	—	12	—	—	—

EBITDA/Total revenues (%)	nm	5.6	nm	nm	nm	nm	4.7	27.1	15.0	11.5	14.9
Operating profit/Total revenues (%)	nm	nm	nm	nm	nm	nm	nm	nm	nm	nm	nm
Capex	15	72	58	134	40	48	142	255	83	230	155
Investments in businesses	78	9	—	6	—	—	4,479	(27)	460	75	2

Bredbandsbolaget
No. of xDSL subscriptions (in thousands)	—	—	—	—	—	—	200	214	229	242	264
No. of LAN subscriptions (in thousands)	—	—	—	—	—	—	156	155	156	158	165
No. of VoIP subscriptions (in thousands)	—	—	—	—	—	—	91	104	119	134	147
Glocalnet
No. of xDSL subscriptions (in thousands)	—	—	—	—	—	—	—	—	113	117	119
No. of PSTN subscriptions (in thousands)	—	—	—	—	—	—	—	—	285	284	273

Fixed — Denmark

	2004				2005				2006
(NOK in millions)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

External revenues	—	—	—	—	—	—	142	164	174	180	197
Internal revenues	—	—	—	—	—	—	—	—	—	1	2

Tota revenues	—	—	—	—	—	—	142	164	174	181	199

EBITDA	—	—	—	—	—	—	48	49	55	59	61
Depreciation and amortization 1)	—	—	—	—	—	—	46	22	43	57	56
Write-downs 2)	—	—	—	—	—	—	—	—	—	—	—

Operating profit	—	—	—	—	—	—	2	27	12	2	5

1) Of which amortization of Telenor’s net excess values	—	—	—	—	—	—	—	19	10	9	9
2) Of which write-downs of Telenor’s net excess values	—	—	—	—	—	—	—	—	—	—	—

EBITDA/Total revenues (%)	—	—	—	—	—	—	33.8	29.9	31.6	32.6	30.7
Operating profit/Total revenues (%)	—	—	—	—	—	—	1.4	16.5	6.9	1.1	2.5
Capex	—	—	—	—	—	—	40	57	55	42	52
Investments in businesses	—	—	—	—	—	—	1,313	7	—	—	—

No. of xDSL subscriptions (in thousands)	—	—	—	—	—	—	109	122	138	152	164
No. of VoIP subscriptions (in thousands)	—	—	—	—	—	—	18	26	37	41	52

OTHER UNITS

	2004				2005				2006
(NOK in millions)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Revenues
EDB Business Partner	1,047	1,044	1,042	1,154	1,231	1,285	1,217	1,258	1,335	1,449	1,350
Satellite Services	601	616	595	573	589	592	610	637	607	596	632
Venture	217	245	213	226	116	125	123	126	133	146	140
Corporate functions and Group activities	529	552	515	558	582	603	517	564	522	568	507
Other	70	62	28	14	18	9	(1)	(1)	—	1	19
Eliminations	(94)	(106)	(97)	(64)	(69)	(72)	(46)	(46)	(45)	(45)	(43)

Total revenues 1)	2,370	2,413	2,296	2,461	2,467	2,542	2,420	2,538	2,552	2,715	2,605

1) Of which internal revenues	734	710	717	768	788	803	647	669	638	657	613

EBITDA
EDB Business Partner	138	456	188	196	177	187	224	197	191	141	39
Satellite Services	125	103	84	97	68	90	115	120	77	88	116
Venture	(3)	1	62	70	6	(1)	7	(14)	(17)	(4)	10
Corporate functions and Group activities	(95)	(75)	(79)	(168)	(6)	(34)	67	(104)	(104)	(131)	(63)
Other/eliminations	16	24	(52)	26	(3)	(11)	11	(5)	(11)	(10)	(19)

Total EBITDA	181	509	203	221	242	232	423	194	136	84	83

Depreciation and amortization 1)	232	260	240	243	250	262	258	263	243	277	280
Write-downs 2)	3	1	37	2	—	—	—	10	—	—	—

Operating profit / (loss)	(54)	248	(74)	(24)	(8)	(30)	165	(79)	(107)	(193)	(197)

Of which
EDB Business Partner	89	396	121	130	81	80	120	96	99	37	(67)
Satellite Services	55	36	17	25	4	26	48	47	14	25	51
Venture	(14)	(7)	55	63	2	(6)	3	(22)	(25)	(13)	3
Corporate functions and Group activities	(181)	(182)	(178)	(268)	(92)	(120)	(16)	(192)	(182)	(229)	(161)
Other/eliminations	(3)	5	(89)	26	(3)	(10)	10	(8)	(13)	(13)	(23)

1) Of which amortization of Telenor’s net excess values	2	2	2	2	2	2	3	1	3	3	4
2) Of which write-downs of Telenor’s net excess values	2	—	—	1	—	—	—	5	—	—	—

Capex	88	241	99	269	125	193	193	321	156	203	291
Investments in businesses	22	441	104	762	7	263	15	47	658	616	301

PROFIT AND LOSS STATEMENTS

Telenor Group	2004				2005				2006
(NOK in millions except earnings per share)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Revenues	14,245	15,226	15,608	15,512	15,270	16,542	17,641	19,474	21,872	22,580	23,868
Costs of materials and traffic charges	3,625	3,957	4,169	4,173	3,996	4,355	4,561	4,799	5,621	5,826	6,008
Own work capitalized	(124)	(164)	(103)	(166)	(122)	(186)	(141)	(255)	(175)	(123)	(121)
Salaries and personnel costs	2,514	2,506	2,212	2,738	2,536	2,562	2,412	2,726	3,075	3,044	2,639
Other operating expenses	3,162	3,398	3,658	3,653	3,775	4,247	4,211	5,373	5,431	5,876	6,045
Other (income) and expenses	20	(169)	17	(20)	(21)	(66)	220	109	64	27	224
EBITDA	5,048	5,698	5,655	5,134	5,106	5,630	6,378	6,722	7,856	7,930	9,073

Depreciation and amortization	2,508	2,707	2,719	2,703	2,704	2,751	2,902	3,187	3,546	3,543	3,749
Write-downs	3	1	41	3,486	(23)	20	4	586	3	88	29
Operating profit	2,537	2,990	2,895	(1,055)	2,425	2,859	3,472	2,949	4,307	4,299	5,295

Associated companies	225	290	331	140	239	494	435	65	312	362	562
Net financial items	2,271	(297)	(238)	(215)	151	(28)	(122)	(348)	1,206	(724)	193
Profit before taxes	5,033	2,983	2,988	(1,130)	2,815	3,325	3,785	2,666	5,825	3,937	6,050

Taxes	(1,610)	(911)	(926)	986	(845)	(997)	(1,136)	(475)	(1,573)	(1,063)	(1,633)
Profit from continuing operations	3,423	2,072	2,062	(144)	1,970	2,328	2,649	2,191	4,252	2,874	4,417

Profit (loss) from discontinued operations	—	—	—	—	—	—	—	(4)	(22)	—	—
Profit from total operations	3,423	2,072	2,062	(144)	1,970	2,328	2,649	2,187	4,230	2,874	4,417

Attributable to:
Non-controlling interests (Minority interests)	292	363	379	286	260	287	449	492	580	590	636
Equity holders of Telenor ASA (Net income)	3,131	1,709	1,683	(430)	1,710	2,041	2,200	1,695	3,650	2,284	3,781

Earnings per share in NOK
From continuing operations:
Basic	1.77	0.97	0.97	(0.25)	0.99	1.19	1.30	1.00	2.17	1.35	2.25
Diluted	1.77	0.97	0.97	(0.25)	0.99	1.19	1.29	1.00	2.17	1.35	2.25
From total operations:
Basic	1.77	0.97	0.97	(0.25)	0.99	1.19	1.30	1.00	2.15	1.35	2.25
Diluted	1.77	0.97	0.97	(0.25)	0.99	1.19	1.29	1.00	2.15	1.35	2.25

US GAAP
Net income	2,991	1,569	1,649	(570)	1,625	1,904	2,225	1,673	3,621	2,352	3,744
Net income per share in NOK (basic), excluding treasury shares	1.69	0.89	0.95	(0.33)	0.94	1.11	1.31	0.99	2.14	1.39	2.23
Net income per share in NOK (diluted), excluding treasury shares	1.69	0.89	0.95	(0.33)	0.94	1.11	1.31	0.99	2.14	1.39	2.23

BALANCE SHEET

Telenor group	2005				2006
(NOK in millions)	31 Mar	30 Jun	30 Sep	31 Dec	31 Mar	30 Jun	30 Sep	31 Dec

Deferred tax assets	2,890	1,951	1,317	3,052	2,501	1,908	1,481
Goodwill	13,378	12,816	18,273	20,700	22,648	22,969	31,415
Intangible assets	10,809	10,229	11,389	21,245	23,178	22,735	27,613
Tangible assets	38,952	39,292	40,688	43,958	49,132	48,767	52,994
Associated companies	6,980	7,832	8,320	7,424	7,501	7,616	8,303
Other financial assets	2,679	3,388	3,161	2,129	2,407	2,337	3,119
Total non-current assets	75,688	75,508	83,148	98,508	107,367	106,332	124,925

Accounts receivable	6,078	6,523	7,146	6,921	7,404	8,191	9,160
Other current assets	7,050	7,229	8,205	10,970	10,248	10,391	10,837
Assets held for sale	—	—	—	667	—	—	—
Liquid assets	8,187	10,900	6,444	7,191	9,691	7,983	17,255

Total current assets	21,315	24,652	21,795	25,749	27,343	26,565	37,252

Total assets	97,003	100,160	104,943	124,257	134,710	132,897	162,177

Shareholders equity	41,936	40,309	42,714	46,399	47,583	44,359	50,940
Minority interests	4,289	4,630	5,198	7,134	7,621	7,457	8,082

Total equity and minority interests	46,225	44,939	47,912	53,533	55,204	51,816	59,022

Pension obligations	2,443	2,286	2,403	2,440	2,645	2,543	2,461
Deferred tax liabilities	2,293	2,050	2,290	2,669	3,611	3,336	4,036
Other provisions	748	748	787	790	811	873	1,074

Provisions	5,484	5,084	5,480	5,899	7,067	6,752	7,571

Non-current interest-bearing liabilities	21,492	22,359	22,406	27,139	25,397	26,654	52,201
Non-current non-interest-bearing liabilities	572	556	542	580	590	583	568

Total non-current liabilities	22,064	22,915	22,948	27,719	25,987	27,237	52,769

Current interest-bearing liabilities	3,681	7,269	6,592	11,908	20,024	20,069	13,418
Accounts payable	4,900	4,471	5,402	6,215	6,448	6,572	7,404
Current non-interest-bearing liabilities	14,649	15,482	16,609	18,696	19,980	20,451	21,993
Current non-interest-bearing liabilities (held for sale)	—	—	—	287	—	—	—

Total current liabilities	23,230	27,222	28,603	37,106	46,452	47,092	42,815

Total equity and liabilities	97,003	100,160	104,943	124,257	134,710	132,897	162,177

Equity ratio including minority interests (%)	47.7	44.9	45.7	43.1	41.0	39.0	36.4

USGAAP
Shareholders equity	43,930	42,670	44,900	47,457	48,536	45,669	52,093

No. of man-years	21,900	22,400	23,400	27,600	30,450	31,750	33,250
- of which outside Norway	10,600	11,100	12,400	16,700	19,400	21,000	22,500

CASH FLOW STATEMENT

Telenor group	2005				2006
(NOK in millions)	31 Mar	30 Jun	30 Sep	31 Dec	31 Mar	30 Jun	30 Sep	31 Dec

Profit before taxes and minority interests	2,815	6,140	9,925	12,591	5,825	9,762	15,812
Taxes paid	(231)	(434)	(728)	(1,369)	(638)	(1,162)	(1,708)
Net (gains) losses, including write-downs and change in fair value of financial items	(466)	(584)	(738)	(929)	(1,817)	(1,605)	(2,486)
Depreciation, amortization and write-downs	2,681	5,452	8,358	12,131	3,549	7,180	10,958
Associated companies	(239)	(733)	(1,168)	(1,233)	(312)	(674)	(1,236)
Difference between expensed and paid pensions	169	42	203	211	156	52	(65)
Currency (gains) losses not related to operating activities	25	(162)	(203)	(18)	109	95	278
Change in other accruals	453	4	532	956	(100)	(561)	11
Net cash flows from operating activities	5,207	9,725	16,181	22,340	6,772	13,087	21,564

Purchases of property, plant and equipment and intangible assets	(2,271)	(5,538)	(9,078)	(14,213)	(4,097)	(8,562)	(13,473)
Purchases of subsidiaries and associated companies, net of cash received	(3)	(109)	(5,653)	(8,128)	(8,578)	(9,425)	(21,761)
Sales of property, plant and equipment, intangible assets and businesses, net of cash transferred	59	741	1,161	1,279	438	472	589
Sales and purchases of other investments	768	1,078	1,000	1,064	2,196	1,707	2,131
Net cash flows from investing activities	(1,447)	(3,828)	(12,570)	(19,998)	(10,041)	(15,808)	(32,514)

Proceeds from and repayments of interest-bearing liabilities	(686)	2,735	2,210	4,175	6,185	7,399	25,759
Proceeds from issuance of shares, including from minorities in subsidiaries	22	24	47	74	61	86	91
Share buy-back	(329)	(657)	(2,267)	(2,267)	—	(87)	(864)
Dividends paid and repayment of equity to minority interests in subsidiaries	(25)	(209)	(209)	(219)	—	(426)	(665)
Dividends paid to Telenor’s shareholders	—	(2,460)	(2,595)	(2,595)	—	(3,202)	(3,389)
Net cash flows from financing activities	(1,018)	(567)	(2,814)	(832)	6,246	3,770	20,932

Effect on cash and cash equivalents of changes in foreign exchange rates	47	130	155	215	(100)	(321)	11
Net change in cash and cash equivalents	2,789	5,460	952	1,725	2,877	728	9,993

Cash and cash equivalents at the beginning of the period	5,081	5,081	5,081	5,081	6,806	6,806	6,806
Cash and cash equivalents at the end of the period	7,870	10,541	6,033	6,806	9,683	7,534	16,799

SPECIAL ITEMS

Telenor group	2004				2005				2006
(NOK in millions)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Gains on disposal of fixed assets and operations
Telenor Mobile — Norway	—	—	—	—	—	—	—	—	—	—	—
Sonofon — Denmark	—	—	—	—	—	—	1	—	—	—	—
Telenor Mobile — Sweden	—	—	—	—	—	—	—	—	—	—	—
Kyivstar — Ukraine	—	—	—	—	—	—	—	—	—	—	—
Pannon — Hungary	1	—	2	2	5	1	4	—	4	1	1
DTAC — Thailand	—	—	—	—	—	—	—	—	—	—	1
DiGi — Malaysia	—	—	—	—	—	—	—	—	—	—	—
GrameenPhone — Bangladesh	—	—	—	—	—	—	—	—	—	1	—
Other mobile operations	—	—	—	—	—	—	—	—	—	—	—
Fixed	—	—	1	9	3	50	(2)	37	5	—	—
Broadcast	1	(1)	—	1	1	—	—	—	—	4	—
EDB Business Partner	—	300	—	3	—	—	25	6	—	—	—
Other business units	4	—	69	71	—	12	8	2	17	21	(1)
Corporate functions and Group activities	2	59	3	35	22	57	58	26	5	12	3
Eliminations	—	—	—	—	—	—	—	4	—	—	—

Total gains on disposal of fixed assets and operations	8	358	75	121	31	120	94	75	31	39	4

Losses on disposal of fixed assets and operations
Telenor Mobile — Norway	—	—	—	—	4	3	6	3	—	—	—
Sonofon — Denmark	—	1	1	(2)	—	—	—	—	—	—	—
Telenor Mobile — Sweden	—	—	—	—	—	—	—	—	2	2	(4)
Kyivstar — Ukraine	—	—	—	—	—	—	—	—	—	1	—
Pannon — Hungary	—	—	3	—	4	1	17	(3)	2	2	2
DTAC — Thailand	—	—	—	—	—	—	—	—	—	—	—
DiGi — Malaysia	—	—	—	—	—	—	5	—	—	—	—
GrameenPhone — Bangladesh	—	—	4	4	—	—	10	—	—	1	19
Other mobile operations	—	—	—	—	—	—	—	1	—	—	—
Fixed	—	2	24	(1)	—	—	—	65	(12)	1	4
Broadcast	—	—	—	1	—	—	1	—	2	—	—
EDB Business Partner	—	—	—	—	—	—	—	—	—	—	—
Other business units	2	—	32	(13)	—	—	—	1	—	—	—
Corporate functions and Group activities	1	23	2	5	—	28	1	4	9	30	1
Eliminations	—	—	(16)	1	—	—	—	1	—	—	—

Total losses on disposal of fixed assets and operations	3	26	50	(5)	8	32	40	72	3	37	22

Expenses for workforce reductions and loss contracts
Telenor Mobile — Norway	4	(4)	—	24	(1)	—	—	(1)	9	3	1
Sonofon — Denmark	—	—	—	28	—	3	—	9	3	2	37
Telenor Mobile — Sweden	—	—	—	562	—	—	123	291	48	(8)	—
Kyivstar — Ukraine	—	—	—	—	—	—	—	—	—	—	—
Pannon — Hungary	—	11	4	1	—	—	—	10	—	—	—
DTAC — Thailand	—	—	—	—	—	—	—	—	—	—	—
DiGi — Malaysia	—	—	—	—	—	—	—	—	—	—	—
GrameenPhone — Bangladesh	—	—	—	—	—	—	—	—	—	—	—
Other mobile operations	—	—	—	—	—	—	—	—	—	—	—
Fixed	18	24	5	39	7	9	135	8	25	22	17
Broadcast	—	1	1	3	—	—	—	—	—	—	—
EDB Business Partner	—	27	16	(10)	—	5	—	13	—	—	144
Other business units	1	1	15	11	(1)	1	7	8	6	2	—
Corporate functions and Group activities	2	103	1	10	(3)	5	11	16	1	9	6
Eliminations	—	—	—	(562)	—	(1)	(2)	(242)	—	(1)	1
Total workforce reductions and loss contracts	25	163	42	106	2	22	274	112	92	29	206

Total other (income) and expenses	20	(169)	17	(20)	(21)	(66)	220	109	64	27	224

Telenor group	2004				2005				2006
(NOK in millions)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Write-downs
Telenor Mobile — Norway	—	1	3	11	(2)	12	4	2	—	33	—
Sonofon — Denmark	—	—	—	3,290	—	—	—	—	—	—	—
Telenor Mobile — Sweden	—	—	—	75	—	—	—	—	—	—	6
Kyivstar — Ukraine	—	—	—	—	—	—	—	15	—	—	13
Pannon — Hungary	—	—	—	21	—	2	1	4	—	33	—
DTAC — Thailand	—	—	—	—	—	—	—	—	—	—	—
DiGi — Malaysia	—	—	—	—	1	—	1	3	—	7	1
GrameenPhone — Bangladesh	—	—	—	3	—	—	—	—	—	—	—
Other mobile operations	—	—	—	—	—	—	—	—	—	—	—
Fixed	—	—	—	40	(22)	2	(2)	609	—	15	9
Broadcast	—	—	—	44	—	4	—	(57)	3	—	—
EDB Business Partner	—	—	—	—	—	—	—	—	—	—	—
Other business units	3	—	36	2	—	—	—	8	—	—	—
Corporate functions and Group activities	—	—	2	—	—	—	—	2	—	—	—
Eliminations	—	—	—	—	—	—	—	—	—	—	—
Total write-downs	3	1	41	3,486	(23)	20	4	586	3	88	29

Special items associated companies
(Gains) losses on disposal of ownership interests	—	(9)	(8)	(15)	—	(3)	7	(3)	—	(6)	—
Write-downs associated companies	—	—	—	—	—	—	—	172	—	11	—
Write-downs BB	—	—	—	—	—	—	—	—	—	—	—
Other write-downs associated companies	—	—	—	—	—	—	—	—	—	—	—
(Gains) losses on disposal and write-downs of associated companies	—	(9)	(8)	(15)	—	(3)	7	169	—	5	—

Net (gains) losses and write-downs financial items	(2,613)	(17)	(22)	(21)	(417)	(67)	(3)	(31)	(1,815)	15	(5)

RECONCILIATIONS

Telenor group	2004				2005				2006
(NOK in millions)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Profit from total operations	3,423	2,072	2,062	(144)	1,970	2,328	2,649	2,187	4,230	2,874	4,417
Profit (loss) from discontinued operations	—	—	—	—	—	—	—	(4)	(22)	—	—
Profit from continuing operations	3,423	2,072	2,062	(144)	1,970	2,328	2,649	2,191	4,252	2,874	4,417
Taxes	(1,610)	(911)	(926)	986	(845)	(997)	(1,136)	(475)	(1,573)	(1,063)	(1,633)
Profit before taxes	5,033	2,983	2,988	(1,130)	2,815	3,325	3,785	2,666	5,825	3,937	6,050
Net financial items	2,271	(297)	(238)	(215)	151	(28)	(122)	(348)	1,206	(724)	193
Associated companies	225	290	331	140	239	494	435	65	312	362	562
Depreciation and amortization	2,508	2,707	2,719	2,703	2,704	2,751	2,902	3,187	3,546	3,543	3,749
Write-downs	3	1	41	3,486	(23)	20	4	586	3	88	29
EBITDA	5,048	5,698	5,655	5,134	5,106	5,630	6,378	6,722	7,856	7,930	9,073

EBITDA	5,048	5,698	5,655	5,134	5,106	5,630	6,378	6,722	7,856	7,930	9,073
Other (income) and expenses	20	(169)	17	(20)	(21)	(66)	220	109	64	27	224
EBITDA before other income and expenses	5,068	5,529	5,672	5,114	5,085	5,564	6,598	6,831	7,920	7,957	9,297

Operating profit	2,537	2,990	2,895	(1,055)	2,425	2,859	3,472	2,949	4,307	4,299	5,295
Write-downs	3	1	41	3,486	(23)	20	4	586	3	88	29
Other (income) and expenses	20	(169)	17	(20)	(21)	(66)	220	109	64	27	224
Adjusted operating profit	2,560	2,822	2,953	2,411	2,381	2,813	3,696	3,644	4,374	4,414	5,548

Profit before taxes	5,033	2,983	2,988	(1,130)	2,815	3,325	3,785	2,666	5,825	3,937	6,050
Net (gains) losses and write-downs financial items	(2,613)	(17)	(22)	(21)	(417)	(67)	(3)	(31)	(1,815)	15	(5)
(Gains) losses on disposal and write downs of associated companies	—	(9)	(8)	(15)	—	(3)	7	169	—	5	—
Write-downs	3	1	41	3,486	(23)	20	4	586	3	88	29
Other (income) and expenses	20	(169)	17	(20)	(21)	(66)	220	109	64	27	224
Adjusted profit before taxes	2,443	2,789	3,016	2,300	2,354	3,209	4,013	3,499	4,077	4,072	6,298

Capex

Telenor group	2004				2005				2006
(NOK in millions)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Telenor Mobile — Norway	214	255	332	172	194	343	220	461	129	143	220
Sonofon — Denmark	66	144	102	76	28	140	137	757	109	170	168
Telenor Mobile — Sweden	4	4	3	6	—	—	—	—	135	137	112
Kyivstar — Ukraine	331	566	687	1,024	735	919	1,106	890	830	770	992
Pannon — Hungary	104	121	121	820	109	243	150	261	71	235	168
Telenor — Serbia	—	—	—	—	—	—	—	—	—	—	49
Promonte — Montenegro	—	—	3	13	5	4	8	21	4	7	24
DTAC — Thailand	—	—	—	—	—	—	—	146	605	543	565
DiGi — Malaysia	103	162	228	427	108	178	310	574	226	199	371
GrameenPhone — Bangladesh	160	258	418	482	496	357	590	1,153	389	516	435
Telenor — Pakistan	—	1,821	19	153	1,139	(91)	299	496	351	754	701
Fixed — Norway	355	315	346	457	337	503	412	917	479	371	354
Fixed Sweden	15	72	58	134	40	48	142	255	83	230	155
Fixed Denmark	—	—	—	—	—	—	40	57	55	42	52
Fixed — Other/Fixed Eliminations	8	(2)	15	18	4	5	8	8	—	—	—
Broadcast	23	70	716	71	47	96	116	133	92	106	157
Other units	88	241	99	269	125	193	193	321	156	203	291
Eliminations	—	(15)	(7)	—	(7)	(15)	(11)	(14)	(11)	(4)	2

Total capex	1,471	4,012	3,140	4,122	3,360	2,923	3,720	6,436	3,703	4,422	4,816

Investments in businesses

Telenor group	2004				2005				2006
(NOK in millions)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Telenor Mobile — Norway	—	—	—	52	—	—	—	—	—	—	—
Sonofon — Danmark	3,641	145	—	—	—	—	—	4	—	—	—
Telenor Mobile — Sweden	—	—	—	—	—	—	—	—	7,739	8	—
Kyivstar — Ukraine	—	35	—	—	—	—	—	—	—	—	—
Pannon — Hungary	—	—	—	—	—	—	—	—	—	—	—
Telenor — Serbia	—	—	—	—	—	—	—	—	—	—	11,980
Promonte — Montenegro	—	—	540	1	—	—	—	—	—	—	—
DTAC — Thailand	—	—	—	—	—	—	—	2,664	85	31	—
DiGi — Malaysia	—	—	—	—	—	—	—	—	—	—	—
GrameenPhone — Bangladesh	—	—	—	298	—	—	—	—	—	—	—
Telenor — Pakistan	—	—	—	—	—	—	—	—	—	—	—
Fixed — Norway	—	1	—	1	43	1	—	—	1	—	—
Fixed Sweden	78	9	—	6	—	—	4,479	(27)	460	75	2
Fixed Denmark	—	—	—	—	—	—	1,313	7	—	—	—
Fixed — Other/Fixed Eliminations	8	—	—	2	—	—	—	—	—	—	—
Broadcast	—	—	—	—	—	—	17	25	—	98	50
Other units	22	441	104	762	7	263	15	47	658	616	301
Eliminations	—	(337)	—	—	—	—	—	—	—	—	—

Total investments in businesses	3,749	294	644	1,122	50	264	5,824	2,720	8,943	828	12,333

PRESENTATION MATERIAL
Q3 2006
In the third quarter of 2006, Telenor’s revenues amounted to NOK 23.9 billion, which was an increase of 35% compared to the third quarter of 2005. Profit before taxes was NOK 6.1 billion.

Strong financial performance
Highlights third quarter 2006:
•	Revenue growth of 35% – underlying growth of 12%

•	Record high EBITDA margin

•	Improved results in Nordic mobile operations

•	Continued impressive performance in Kyivstar

•	Telenor Serbia consolidated from 1 September
‘I’m very happy to present a strong operational and financial quarter. We have achieved excellent results with continued high growth in subscriptions and revenues, combined with a record high EBITDA margin. Most of our operations improved their margins compared to last year. We are especially satisfied with the performance of our Nordic mobile operations where we are seeing good improvement. At the same time Kyivstar and GrameenPhone continue to impress, delivering solid performances.
We have expanded our footprint in the Balkans and are pleased to now include Telenor Serbia in the Group. We are looking forward to developing the company together with our other operations in this region’, said President and CEO of Telenor, Jon Fredrik Baksaas.

Key Figures

	3rd quarter		First three quarters		Year
(NOK in millions except earnings per share)	2006	2005	2006	2005	2005

Revenues	22 580	16 542	44 452	31 812	68 927
EBITDA before other income and expenses	7 957	5 564	15 877	10 649	24 078
EBITDA before other income and expenses/Revenues (%)	35.2	33.6	35.7	33.5	34.9
Adjusted operating profit	4 414	2 813	8 788	5 194	12 534
Adjusted operating profit/Revenues (%)	19.5	17.0	19.8	16.3	18.2
Profit after taxes and minority interests (Net income)	2 284	2 041	5 934	3 751	7 646

Earnings per share from total operations, basic, in NOK	1.35	1.19	3.51	2.17	4.47
Capex	4 422	2 923	8 125	6 283	16 439
Investments in businesses	828	264	9 771	314	8 858
Net interest-bearing liabilities			38 210	17 814	30 858
Extract from outlook for 2006
We have adjusted the outlook for the full year. For 2006, Telenor expects a revenue growth of around 35% with an EBITDA margin before other income and expenses of around 36%. Capital expenditure, as a proportion of revenues, is expected to be around 20%.
Please refer to page 9 for the full outlook for 2006, and page 20 for definitions.

Telenor’s Operations
Unless otherwise stated, the statements below are related to Telenor’s development in the third quarter of 2006 compared to the third quarter of 2005.
Nordic Mobile Operations
Telenor Mobile — Norway

	3rd quarter		First three quarters		Year
(NOK in millions)	2006	2005	2006	2005	2005

Subscription and traffic	2 264	2 098	6 457	6 028	8 148
Interconnection revenues	443	441	1 363	1 300	1 754
Mobile revenues company’s subscriptions	2 707	2 539	7 820	7 328	9 902

Other mobile revenues	624	484	1 661	1 299	1 825
Total mobile revenues	3 331	3 023	9 481	8 627	11 727

Non-mobile revenues	127	98	355	381	516
Total revenues 1)	3 458	3 121	9 836	9 008	12 243

1) Of which internal revenues	221	299	744	890	1 171

EBITDA	1 513	1 218	4 201	3 285	4 471
Depreciation and amortization 2)	206	224	637	667	889
Write-downs	—	4	33	14	16
Operating profit	1 307	990	3 531	2 604	3 566

2) Of which amortization of Telenor’s net excess values	1	1	3	3	4

EBITDA/Total revenues (%)	43.8	39.0	42.7	36.5	36.5
Operating profit/Total revenues (%)	37.8	31.7	35.9	28.9	29.1
Capex	220	220	492	757	1 218
ARPU – monthly (NOK)	331	314	320	306	309
No. of subscriptions(in thousands)			2 711	2 736	2 731
•	The number of subscriptions increased by 2,000, while the estimated market share remained stable at 55% compared to the previous quarter.

•	The increase in ARPU was mainly related to increased average usage per subscription (AMPU).

•	Total mobile revenues increased by 10%. Mobile revenues from own subscriptions were positively affected by increase in ARPU, partially offset by price regulation of mobile termination charges introduced from 1 July 2006. Other mobile revenues increased due to increased sales of capacity on a wholesale basis and were also positively affected by a reversal of provision of NOK 107 million related to the Sense case mentioned below.

•	Non-mobile revenues increased due to higher sales of customer equipment.

•	Adjusted for the provision related to Sense and for a NOK 43 million positive one-time effect related to change of pension plan (see page 9), the EBITDA margin was 41%. The increase in EBITDA margin was mainly driven by higher revenues.

•	Capital expenditure was stable compared to the third quarter last year, but increased from the previous quarter due to higher investments related to UMTS, GSM and IS/IT.

•	The Reitan Group/Sense case against Telenor Mobil for charging excessive reseller prices was rejected by the Supreme Court 15 September 2006.

Sonofon — Denmark

	3rd quarter		First three quarters		Year
(NOK in millions)	2006	2005	2006	2005	2005

Subscription and traffic	693	600	1 945	1 766	2 361
Interconnection revenues	327	325	1 013	953	1 300
Mobile revenues company’s subscriptions	1 020	925	2 958	2 719	3 661

Other mobile revenues	169	181	466	482	638
Total mobile revenues	1 189	1 106	3 424	3 201	4 299

Non-mobile revenues	239	250	704	656	892
Total revenues 1)	1 428	1 356	4 128	3 857	5 191

1) Of which internal revenues	55	43	133	98	132

EBITDA	390	307	1 002	868	1 176
Depreciation and amortization 2)	280	308	837	989	1 285
Operating profit (loss)	110	(1)	165	(121)	(109)

2) Of which amortization of Telenor’s net excess values	138	131	407	422	555

EBITDA/Total revenues (%)	27.3	22.6	24.3	22.5	22.7
Operating profit/Total revenues (%)	7.7	nm	4.0	nm	nm
Capex	168	137	447	305	1 062
Investments in businesses	—	—	—	—	4
ARPU – monthly (NOK)	257	243	251	242	243
No. of subscriptions (in thousands)			1 342	1 261	1 284
Compared to the third quarter of 2005, the Norwegian Krone depreciated against the Danish Krone by approximately 2% in the third quarter of 2006.
•	In the third quarter of 2006 the number of subscriptions increased by 32,000.

•	Sonofon’s estimated market share remained stable at 27% compared to the previous quarter.

•	ARPU in local currency increased by 4% mainly driven by higher AMPU partially offset by lower average prices.

•	Total revenues in local currency increased by 4%. Revenues from Subscription and traffic increased as a result of a higher subscription base and increased average usage. This was partially offset by the price regulation of mobile termination charges introduced from 1 May 2006.

•	EBITDA measured in local currency increased by 25% primarily driven by higher revenues and contribution from the larger customer base combined with cost efficiency initiatives and lower costs related to sales and marketing activities.

•	Sonofon terminated its backbone agreement with Telia and is now using its own fibre network. NOK 36 million have been expensed due to terminating the agreement, however the termination will have a positive effect on costs going forward.

•	Depreciation and amortization decreased mainly as a result of certain assets becoming fully depreciated.

•	Increased capital expenditure was primarily related to roll-out of the 3G network.

•	At the end of September Sonofon launched 3G services and is now offering high-speed mobile data connections, 10 months after purchasing the licence.

Telenor Mobile — Sweden

	3rd quarter		First three quarters		Year
(NOK in millions)	2006	2005	2006	2005	2005

Subscription and traffic	1 050	34	2 924	104	130
Interconnection revenues	219	15	660	48	60
Mobile revenues company’s subscriptions	1 269	49	3 584	152	190

Other mobile revenues	133	19	318	44	54
Total mobile revenues	1 402	68	3 902	196	244

Non-mobile revenues	148	—	379	—	—
Total revenues 1)	1 550	68	4 281	196	244

1) Of which internal revenues	42	39	117	100	124

EBITDA	371	(139)	782	(167)	(476)
Depreciation and amortization 2)	435	—	1 188	—	—
Write-downs	6	—	6	—	—
Operating loss	(70)	(139)	(412)	(167)	(476)

2) Of which amortization of Telenor’s net excess values	260	—	376	—	—

EBITDA/Total revenues (%)	23.9	nm	18.3	nm	nm
Capex	112	—	384	—	—
Investments in businesses	—	—	7 747	—	—
ARPU – monthly (NOK)	249	164	240	165	158
No. of subscriptions (in thousands)			1 708	97	95
Mobile Sweden is consolidated with effect from 5 January 2006. Compared to the third quarter of 2005, the Norwegian Krone depreciated against the Swedish Krone by approximately 3% in the third quarter of 2006.
The following comments are related to the third quarter of 2006 compared to the second quarter of 2006.
•	The number of subscriptions increased by 32,000.

•	Mobile Sweden’s estimated market share remained stable at 17% compared to the previous quarter.

•	Total revenues in local currency increased by 6% due to increased share of contract subscriptions and stronger seasonal roaming revenues.

•	The increase in EBITDA margin was due to higher revenues and lower costs related to sales and marketing activities. EBITDA in local currency increased by 51%.
Central Eastern European Operations
Kyivstar – Ukraine

	3rd quarter		First three quarters		Year
(NOK in millions)	2006	2005	2006	2005	2005

Subscription and traffic	2 321	1 437	6 022	3 402	5 122
Interconnection revenues	606	541	1 696	1 282	1 888
Mobile revenues company’s subscriptions	2 927	1 978	7 718	4 684	7 010

Other mobile revenues	82	72	168	125	158
Total mobile revenues	3 009	2 050	7 886	4 809	7 168

Non-mobile revenues	16	26	48	73	104
Total revenues 1)	3 025	2 076	7 934	4 882	7 272

	3rd quarter		First three quarters		Year
(NOK in millions)	2006	2005	2006	2005	2005

1) Of which internal revenues	5	2	6	5	6

EBITDA	1 827	1 148	4 855	2 691	4 050
Depreciation and amortization 2)	395	322	1 155	884	1 209
Write-downs	13	—	13	—	15
Operating profit	1 419	826	3 687	1 807	2 826

2) Of which amortization of Telenor’s net excess values	23	24	70	69	93

EBITDA/Total revenues (%)	60.4	55.3	61.2	55.1	55.7
Operating profit/Total revenues (%)	46.9	39.8	46.5	37.0	38.9
Capex	992	1 106	2 592	2 760	3 650
ARPU – monthly (NOK)	57	66	55	60	61
No. of subscriptions (100% in thousands)			17 709	10 943	13 925
At the end of the third quarter of 2006, Telenor’s ownership interest in Kyivstar was 56.5%. Compared to the third quarter of 2005, the Norwegian Krone appreciated against the Ukrainian Hryvnia by approximately 4% in the third quarter of 2006.
•	The number of subscriptions increased by 1.7 million during the third quarter of 2006 and by 6.8 million compared to the third quarter of 2005.

•	Kyivstar maintained its position as market leader with an estimated market share of 44%, in line with the previous quarter.

•	ARPU in local currency decreased by 10% compared to the third quarter of 2005 mainly due to lower average prices as a result of increased competition and penetration.

•	The steady increase in AMPU has partially offset the drop in average prices compared to last year. Average prices have however remained stable over the last three quarters.

•	Total revenues in local currency increased by 48% due to a significant increase in the number of subscriptions, partially offset by lower ARPU.

•	The EBITDA margin increased by 5.1 percentage points mainly due to increased revenues, while operating expenses in proportion of revenues decreased. EBITDA in local currency increased by 62%, primarily due to higher revenues.

•	Capital expenditure was mainly related to increased capacity to accommodate the subscription growth. The decrease in capital expenditure was primarily a result of lower prices from suppliers.

Pannon — Hungary

	3rd quarter		First three quarters		Year
(NOK in millions)	2006	2005	2006	2005	2005

Subscription and traffic	940	1 025	2 779	2 808	3 768
Interconnection revenues	415	416	1 215	1 304	1 735
Mobile revenues company’s subscriptions	1 355	1 441	3994	4 112	5 503

Other mobile revenues	45	52	103	124	144
Total mobile revenues	1 400	1 493	4 097	4 236	5 647

Non-mobile revenues	64	90	207	260	414
Total revenues1)	1 464	1 583	4 304	4 496	6 061

1) Of which internal revenues	3	2	8	6	10

EBITDA	581	650	1 688	1 651	2 185
Depreciation and amortization 2)	251	294	784	886	1 171
Write-downs	—	1	33	3	7
Operating profit	330	355	871	762	1 007

2) Of which amortization of Telenor’s net excess values	79	86	242	261	345

EBITDA/Total revenues (%)	39.7	41.1	39.2	36.7	36.1
Operating profit/Total revenues (%)	22.5	22.4	20.2	16.9	16.6
Capex	168	150	474	502	763
ARPU – monthly (NOK)	150	166	151	162	162
No. of subscriptions (in thousands)			2 981	2 856	2 929

Compared to the third quarter of 2005, the Norwegian Krone appreciated against the Hungarian Forint by approximately 8% in the third quarter of 2006.
•	In the third quarter of 2006 the number of subscriptions increased by 34,000.

•	Pannon’s market share remained stable at 33% compared to the previous quarter.

•	ARPU in local currency decreased slightly. Higher AMPU partially offset lower average prices.

•	Total mobile revenues in local currency increased by 2%. Lower traffic revenues, mainly as a result of price erosion, were more than offset by the effect from a higher share of contract subscriptions and higher interconnection revenues.

•	Non-mobile revenues decreased due to lower sale of handsets.

•	The EBITDA margin declined by 1.3 percentage points primarily due to higher interconnection costs in the third quarter of 2006 and positive one-time adjustments in the third quarter of 2005. Measured in local currency, EBITDA decreased by 3%.

•	4 October 2006, the Hungarian regulator (NHH) published a decision regarding mobile interconnection charges. According to the decision all mobile operators must implement symmetric cost based termination rates of HUF 16.84 by 1 January 2009. The charges for Pannon should be reduced to HUF 24.4, from HUF 29.44, when the decision enters into force in February 2007 and to HUF 20.29 from 1 January 2008. The operators must either accept the fees calculated by NHH or build their own model according to requirements made by the regulator. For 2007, the estimated effect on EBITDA is limited.

Telenor — Serbia

	3rd quarter		First three quarters		Year
(NOK in millions)	2006	2005	2006	2005	2005

Total revenues	175	—	175	—	—
EBITDA	103	—	103	—	—
Operating profit 1)	86	—	86	—	—

Capex	49	—	49	—	—
Investments in businesses	11 980	—	11 980	—	—
No. of subscriptions (in thousands)			2 284	—	—
1) Includes amortization of Telenor’s net excess values	5	—	5	—	—

31 August 2006 Telenor acquired 100% of the shares in Mobi 63, now renamed Telenor, for NOK 11.98 billion. Telenor – Serbia is consolidated from 1 September 2006. Telenor – Serbia is part of ’Other mobile operations’ in the table on page 17. For further information, please refer to the section Business Combinations on page 20. The preceding table shows figures from the time of consolidation.
•	The high EBITDA margin was a result of limited activities in September.

Promonte — Montenegro

	3rd quarter		First three quarters		Year
(NOK in millions)	2006	2005	2006	2005	2005

Total revenues	211	180	464	407	519
EBITDA	122	98	242	213	260
Operating profit 1)	84	58	127	88	95

Capex	24	8	35	17	38
No. of subscriptions (in thousands)			479	394	310
1) Includes amortization of Telenor’s net excess values	20	20	60	60	80

Compared to the third quarter of 2005, the Norwegian Krone depreciated against the Euro, which is the functional currency of Promonte, by approximately 2% in the third quarter of 2006. Promonte is part of ’Other mobile operations’ in the table on page 17.
•	In the third quarter of 2006 the number of subscriptions increased by 116,000, leading to an estimated market share of 61%, an increase of 1 percentage point compared to the previous quarter. The growth in subscriptions was mainly related to the tourist season.

•	Promonte delivered a strong quarter with high revenue growth and improved EBITDA margin.

Asian Operations
DTAC — Thailand

	3rd quarter		First three quarters		Year
(NOK in millions)	2006	2005	2006	2005	2005

Subscription and traffic	1 887	—	5 499	—	1 074
Interconnection revenues	41	—	107	—	25
Mobile revenues company’s subscriptions	1 928	—	5 606	—	1 099

Other mobile revenues	93	—	309	—	74
Total mobile revenues	2 021	—	5 915	—	1 173

Non-mobile revenues	20	—	51	—	18
Total revenues 1)	2 041	—	5 966	—	1 191

1) Of which internal revenues	6	—	25	—	6

EBITDA	732	—	2 149	—	445
Depreciation and amortization 2)	356	—	1 028	—	220
Operating profit	376	—	1 121	—	225

2) Of which amortization of Telenor’s net excess values	51	—	152	—	35

EBITDA/Total revenues (%)	35.9	—	36.0	—	37.4
Operating profit/Total revenues (%)	18.4	—	18.8	—	18.9
Capex	565	—	1 713	—	146
Investments in businesses	—	—	116	—	2 664
ARPU – monthly (NOK)	58	—	61	—	66
No. of subscriptions (100% in thousands)			11 241	—	8 677

ARPU has been adjusted for the periods from the fourth quarter of 2005 to the second quarter of 2006.
At the end of the third quarter of 2006, Telenor’s economic stake in DTAC was 73.1%. Compared to the second quarter of 2006, the Norwegian Krone depreciated against the Thai Baht by approximately 1% in the third quarter of 2006. The preceding table shows figures for DTAC from the time of consolidation, 26 October 2005.
The following comments are made against the second quarter of 2006.
•	DTAC continued to grow its subscriptions in the third quarter of 2006 by 619,000 and is estimated to have maintained its market share at around 31%, in spite of the fierce competition.

•	ARPU in local currency declined by 3%, however total revenues in local currency increased by 5% which was primarily driven by the increase in total number of subscriptions.

•	Capital expenditure remained in line with the first and second quarter following continuous investments in network capacity and network expansion to accommodate the increasing subscription base.

•	The National Telecommunications Commission (NTC) in Thailand has approved DTAC’s Reference Interconnect Offer and, on 4 October 2006, DTAC requested bilateral negotiations with the other fixed and mobile operators in Thailand. According to NTC regulations, the bilateral interconnect negotiations must be completed within 90 days from when the requested party receives notification. If the operators cannot reach an agreement within the 90 days, the NTC will force an interim rate.

•	DTAC has a concession agreement whereby the Communication Authorities of Thailand (CAT Telecom) has granted DTAC the right to build, transfer and operate a mobile network in Thailand. The revenue share, which DTAC is required to pay on a material part of its services, to CAT Telecom, increased as scheduled from 20% to 25% from 16 September 2006.

DiGi — Malaysia

	3rd quarter		First three quarters		Year
(NOK in millions)	2006	2005	2006	2005	2005

Subscription and traffic	1 355	1 035	3 965	2 751	3 949
Interconnection revenues	138	155	431	435	594
Mobile revenues company’s subscriptions	1 493	1 190	4 396	3 186	4 543

Other mobile revenues	33	18	74	47	65
Total mobile revenues	1 526	1 208	4 470	3 233	4 608

Non-mobile revenues	58	77	204	247	324
Total revenues 1)	1 584	1 285	4 674	3 480	4 932

1) Of which internal revenues	2	1	5	2	4

EBITDA	721	560	2 121	1 510	2 142
Depreciation and amortization 2)	296	255	775	765	1 038
Write-downs	1	1	8	2	5
Operating profit	424	304	1 338	743	1 099

2) Of which amortization of Telenor’s net excess values	3	13	11	47	51

EBITDA/Total revenues (%)	45.5	43.6	45.4	43.4	43.4
Operating profit/Total revenues (%)	26.8	23.7	28.6	21.4	22.3
Capex	371	310	796	596	1 170
ARPU – monthly (NOK)	90	100	93	97	98
No. of subscriptions (100% in thousands)			5590	4 187	4 795

At the end of the third quarter of 2006, Telenor’s ownership interest in DiGi was 61.0%. Compared to the third quarter of 2005, the Norwegian Krone appreciated against the Malaysian Ringgit by approximately 1% in the third quarter of 2006.
•	The number of subscriptions increased by 150,000 in the third quarter of 2006 and by 1.4 million compared to the third quarter of 2005.

•	DiGi’s market share was estimated around 25%.

•	ARPU measured in local currency decreased by 9% primarily due to lower outgoing traffic combined with a reduction in interconnect access pricing.

•	Total revenues measured in local currency increased by 23% driven by a 34% increase in the subscription base.

•	The EBITDA margin improved by 2 percentage points mainly due to improved gross margin as a result of higher on-net traffic and lower costs related to sales and marketing activities. Measured in local currency EBITDA increased by 28%.

•	Depreciation and amortization increased primarily due to accelerated depreciation resulting from the re-assessment of assets useful lives with effect from 1 July 2006.

•	Increased capital expenditure was related to investments in the network due to increased traffic, a higher subscription base and improved coverage.

•	The regulatory body of Malaysia has introduced mandatory prepaid registration to be implemented by 15 December 2006. Operators are required to disconnect non-registered users from their networks by year end. As most of these represent multiple SIM-cards, the action will have limited effect on revenue, but will imply a correction of penetration level, subscription base, ARPU and AMPU.

GrameenPhone — Bangladesh

	3rd quarter		First three quarters		Year
(NOK in millions)	2006	2005	2006	2005	2005

Subscription and traffic	1 032	715	2814	1 972	2 741
Interconnection revenues	94	52	245	125	188
Mobile revenues company’s subscriptions	1 126	767	3 059	2 097	2 929

Other mobile revenues	3	6	14	16	22
Total mobile revenues	1 129	773	3 073	2 113	2 951

Non-mobile revenues	4	2	12	7	19
Total revenues 1)	1 133	775	3 085	2 120	2 970

1) Of which internal revenues	—	—	1	—	1

EBITDA	645	441	1 792	1 104	1 559
Depreciation and amortization	169	107	476	273	439
Operating profit	476	334	1 316	831	1 120

EBITDA/Total revenues (%)	56.9	56.9	58.1	52.1	52.5
Operating profit/Total revenues (%)	42.0	43.1	42.7	39.2	37.7
Capex	435	590	1 340	1 443	2 596
ARPU – monthly (NOK)	41	65	45	72	68
No. of subscriptions (100% in thousands)			9 404	4 215	5 542

At the end of the third quarter of 2006, Telenor’s ownership interest in GrameenPhone was 62.0%. Compared to the third quarter of 2005, the Norwegian Krone appreciated against the Bangladeshi Taka by approximately 8% in the third quarter of 2006.
•	The number of subscriptions increased by almost 1 million in the third quarter of 2006 and by 5.2 million from the third quarter of 2005.

•	GrameenPhone’s estimated market share remained stable at 63% compared to the previous quarter.

•	ARPU in local currency decreased by 31% primarily due to decrease in average prices and dilution due to subscription growth.

•	Measured in local currency, total revenues increased by 57% mainly due to the higher number of subscriptions. This was partially offset by reduction in ARPU.

•	The EBITDA margin remained stable, while EBITDA in local currency increased by 57%.

•	Depreciation and amortization increased as a result of increased capital expenditure in the intervening quarters.

•	The decrease in capital expenditure was primarily a result of lower prices from suppliers.
Telenor — Pakistan

	3rd quarter		First three quarters		Year
(NOK in millions)	2006	2005	2006	2005	2005

Total revenues	333	76	813	125	265
EBITDA	(87)	(134)	(281)	(439)	(572)
Operating loss	(199)	(201)	(594)	(580)	(798)

Capex	701	299	1 806	1 347	1 843
No. of subscriptions (in thousands)			4 597	1 200	1 868

Compared to the third quarter of 2005, the Norwegian Krone appreciated against the Pakistani Rupi by approximately 5% in the third quarter of 2006. Telenor – Pakistan is part of ‘Other mobile operations’ in the table on page 17.

•	Telenor – Pakistan experienced a significant growth in the number of subscriptions with net additions of 1.4 million during this quarter alone.

•	Telenor – Pakistan’s estimated market share increased further by 1 percentage point to 11% from the previous quarter.

•	ARPU in local currency decreased by 9% compared to the second quarter of 2006 primarily due to a reduction of interconnect charges from 1 July 2006.

•	Compared to the second quarter of 2006, total revenues in local currency increased by 25% mainly due to subscription growth partially offset by reduction in ARPU.

•	Compared to the second quarter of 2006 there was a positive development in EBITDA, mainly due to higher revenues.

•	The increase in capital expenditure was related to the roll-out of the mobile network.

•	1 July 2006, following a decision made by the regulator, the interconnection charges of mobile operators were reduced from PKR 1.6 to PKR 1.25 per minute. At the same time the charging principle was changed from per minute to per second charging.
Fixed

	3rd quarter		First three quarters		Year
(NOK in millions)	2006	2005	2006	2005	2005

Revenues
Norway	3 796	4 151	11 957	12 681	16 867
Other operations	1 056	840	3 022	1 694	2 581
Eliminations	(11)	(27)	(72)	(87)	(135)
Total revenues 1)	4 841	4 964	14 907	14 288	19 313

1) Of which internal revenues	470	588	1 459	1 571	2 173

EBITDA	1 671	1 430	4 797	4 342	5 885
Depreciation and amortization 2)	769	874	2 263	2 386	3 236
Write-downs 3)	9	(2)	24	(22)	587
Operating profit	893	558	2 510	1 978	2 062

2) Of which amortization of Telenor’s net excess values	44	69	118	72	66
3) Of which write-downs of Telenor’s net excess values	—	(3)	—	(34)	(24)

EBITDA/Total revenues (%)	34.5	28.8	32.2	30.4	30.5
Operating profit/Total revenues (%)	18.4	11.2	16.8	13.8	10.7
Capex	561	602	1 821	1 539	2 776
Investments in businesses	2	5 792	538	5 836	5 816

Fixed — Norway

	3rd quarter		First three quarters		Year
(NOK in millions)	2006	2005	2006	2005	2005

Revenues
Telephony	1 501	1 743	4 831	5 481	7 232
xDSL/Internet	579	534	1 728	1 503	2 039
Data services	204	250	618	725	963
Other revenues	285	357	957	1 099	1 465
Total retail revenues	2 569	2 884	8 134	8 808	11 699

Wholesale revenues	1 227	1 267	3 823	3 873	5 168
Total revenues 1)	3 796	4 151	11 957	12 681	16 867

1) Of which internal revenues	517	582	1 572	1 567	2 190

EBITDA	1 460	1 354	4 267	4 324	5 701
Depreciation and amortization	540	652	1 703	2 015	2 707
Write-downs 2)	—	(2)	13	(24)	(25)
Operating profit	920	704	2 551	2 333	3 019

2) Of which write-downs of Telenor’s net excess values	—	(3)	—	(34)	(36)

EBITDA/Total revenues (%)	38.5	32.6	35.7	34.1	33.8
Operating profit/Total revenues (%)	24.2	17.0	21.3	18.4	17.9
Capex	354	412	1 204	1 252	2 169
Investments in businesses	—	—	1	44	44
No. of subscriptions (in thousands):
Telephony			1 513	1 664	1 622
– of which PSTN			991	1 118	1 089
– of which ISDN			434	538	509
– of which VoIP			88	8	24
xDSL subscriptions			542	444	475

•	The trend from previous quarters continued with an increase in the number of xDSL and VoIP subscriptions and a decrease in the number of PSTN/ISDN subscriptions.

•	Telenor’s estimated market share for xDSL in the retail market was slightly reduced to 57% compared to the previous quarter. Measured in traffic minutes, Telenor’s estimated market share was 65%, in line with the second quarter of 2006.

•	Total revenues decreased by 8.6%. Adjusted for the sale of contractor business in the second quarter of 2006, total revenues decreased by 6.5%, partially as a result of price reductions and slower growth of xDSL subscriptions. Adjusted total revenues in the first nine months of 2006 decreased by 4.4% compared to the first nine months of 2005.

•	Revenues from telephony decreased due to a reduction in the number of subscriptions, lower traffic volumes and price reductions implemented from 1 September. The number of subscriptions decreased primarily due to migration to VoIP telephony with other fixed network operators. Lower traffic volumes were due to the decrease in the number of telephony subscriptions and the number of minutes per subscription. The latter was mainly due to migration of traffic from fixed to mobile telephony.

•	Revenues from xDSL/Internet increased due to growth in the number of xDSL subscriptions. This was partially offset by lower revenues per subscription and a reduction in revenues from dial-up Internet traffic and Internet subscriptions.

•	The decrease in revenues from Data services was due to lower revenues per subscription partially offset by an increase in the number of subscriptions.

•	The decrease in Other revenues was mainly related to lower intra-group sales and lower revenues from large installation contracts.

•	Wholesale revenues, adjusted for the outsourcing of contractor activities from 1 April 2006, increased mainly as a result of increased number of subscriptions partially offset by price reductions.

•	The increase in EBITDA margin was mainly due to reduced operating expenses as a result of reduction in the number of man-years and lower operation and maintenance costs. In addition, in the third quarter of 2006, there was a positive one-time effect related to change of pension plan of NOK 98 million. Further, the third quarter of 2006 included costs of NOK 18 million for workforce reduction compared to NOK 115 million in the third quarter of 2005.

•	The decrease in depreciation and amortization was primarily due to lower capital expenditure in recent years. This was partially offset by increased amortization for expenses associated with transactions that provide the rights to use assets, such as local loop unbundling.

•	Capital expenditure decreased primarily due to reduced investments in broadband coverage and IS/IT.

•	6 October 2006, the Ministry of Transport and Communications in Norway published the final decision in the appeal process regarding the price for unbundled access to the local loop. According to the decision, the price for full access will remain at current level of NOK 105 per month also after 1 January 2007.

Fixed — ther operations

	3rd quarter		First three quarters		Year
(NOK in millions)	2006	2005	2006	2005	2005

Revenues
Fixed Sweden	857	654	2 450	1420	2 096
Fixed Denmark	199	142	554	142	306
Other countries/eliminations	—	44	18	132	179
Total revenues 1)	1 056	840	3 022	1 694	2 581

1) Of which internal revenues	(34)	33	(40)	91	118

EBITDA
Fixed Sweden	128	31	337	(25)	158
Fixed Denmark	61	48	175	48	97
Other countries/eliminations	(1)	(5)	9	(4)	(70)
Total EBITDA	188	74	521	19	185

Depreciation and amortization 2)	229	222	560	370	528
Write-downs 3)	9	—	11	3	617
Operating loss	(50)	(148)	(50)	(354)	(960)

Of which:
Fixed Sweden	(53)	(134)	(74)	(317)	(866)
Fixed Denmark	5	2	19	2	29
Other countries/eliminations	(2)	(16)	5	(39)	(123)
2) Of which amortization of Telenor’s net excess values	44	69	118	72	66
3) Of which write-downs of Telenor’s net excess values	—	—	—	—	12

Capex
Fixed Sweden	155	142	468	230	485
Fixed Denmark	52	40	149	40	97
Other countries	—	8	—	17	25

Fixed Sweden consists of Telenor AB, Bredbandsbolaget and Glocalnet. Bredbandsbolaget and Glocalnet are consolidated with effect from 8 July 2005 and 1 March 2006, respectively. As of 30 September 2006 Telenor’s ownership interest in Glocalnet was 98.8%. Fixed Denmark consists of Cybercity, which is consolidated with effect from 5 July 2005. Compared to the third quarter of 2005, the Norwegian Krone appreciated against the Swedish Krone by approximately 3% and against the Danish Krone by approximately 3% in the third quarter of 2006. Operations in Other countries were sold with effect from 30 January 2006.
Fixed Sweden
•	Revenues adjusted for the acquisition of Glocalnet were in line with the third quarter of 2005.

•	EBITDA adjusted for Glocalnet increased due to higher gross margin for voice traffic and xDSL partially offset by increased operating expenses. EBITDA was positively affected by the change in accounting treatment for transactions that provide the rights to use assets, which was implemented in the fourth quarter of 2005. EBITDA in the third quarter of 2005 also included NOK 20 million related to workforce reduction.

•	Total depreciation and amortization increased due to higher capital expenditure and increased amortization of prepaid lease.

•	The number of xDSL and LAN subscriptions in Bredbandsbolaget increased by 29,000 to 429,000 in the third quarter of 2006, and the number of VoIP subscriptions increased by 13,000 to 147,000.

•	The number of xDSL subscriptions in Glocalnet increased by 2,000 to 119,000 in the third quarter of 2006, and the number of telephony subscriptions decreased by 11,000 to 273,000.
Fixed Denmark
•	Revenues increased due to growth in the number of xDSL and VoIP subscriptions, partially offset by lower ARPU on xDSL subscriptions.

•	EBITDA increased mainly due to higher revenues.

•	In the third quarter of 2006, the number of xDSL subscriptions increased by 12,000 to 164,000, and the number of VoIP subscriptions increased by 11,000 to 52,000.

Broadcast

	3rd quarter		First three quarters		Year
(NOK in millions)	2006	2005	2006	2005	2005

Revenues
Distribution	1 291	1 139	3 841	3 425	4 615
Transmission	319	299	948	894	1 207
Other/Eliminations	(37)	(46)	(135)	(136)	(173)
Total revenues 1)	1 573	1 392	4 654	4 183	5 649

1) Of which internal revenues	39	33	112	96	131

EBITDA Distribution	268	216	753	671	818
Transmission	199	181	565	530	713
Other/Eliminations	18	(3)	12	(16)	(15)
Total EBITDA	485	394	1 330	1 185	1 516

Depreciation and amortization 2)	147	133	454	410	554
Write-downs 3)	—	—	3	4	(53)
Operating profit	338	261	873	771	1 015

Of which:
Distribution	214	159	575	481	494
Transmission	117	111	316	324	564
Other/Eliminations	7	(9)	(18)	(34)	(43)
2) Of which amortization of Telenor’s net excess values	4	14	25	42	56
3) Of which write-downs of Telenor’s net excess values	—	—	—	—	75

EBITDA/Total revenues (%)	30.8	28.3	28.6	28.3	26.8
Operating profit/Total revenues (%)	21.5	18.8	18.8	18.4	18.0
Capex	157	116	355	259	392
Investments in businesses	50	17	148	17	42
No. of subscribers (in thousands):
DTH pay TV			929	876	906
Cable TV			691	636	681
Households in satellite master antenna TV networks			1 154	1 184	1 177
Cable TV Internet access			84	53	73

•	The number of DTH pay TV subscribers increased by 8,000 in the third quarter of 2006, the number of Cable TV subscribers increased by 4,000, and the number of Cable TV internet access subscribers increased by 3,000.

•	Total revenues increased primarily due to higher number of subscribers in Distribution, higher revenues from satellite in Transmission, and higher revenues from the sale of cards and other services related to Pay TV access control.

•	The increase in EBITDA was primarily due to higher revenues and lower costs related to DTH sales, partially offset by increased content cost in Distribution. In the third quarter of 2006 EBITDA was positively affected by NOK 18 million due to a one-time effect related to change of pension plan.

•	Capital expenditure increased due to start-up of the construction of the Norwegian digital terrestrial TV (DTT) network through Norges televisjon AS (NTV) and NTV Pluss AS.

Other Units

	3rd quarter		First three quarters		Year
(NOK in millions)	2006	2005	2006	2005	2005

Revenues
EDB Business Partner	1 350	1 217	4 134	3 733	4 991
Satellite Services	632	610	1 835	1 791	2 428
Venture	140	123	419	364	490
Corporate functions and Group activities	507	517	1 597	1 702	2 266
Other	19	(1)	20	26	25
Eliminations	(43)	(46)	(133)	(187)	(233)
Total revenues 1)	2 605	2 420	7 872	7 429	9 967

1) Of which internal revenues	613	647	1 908	2 238	2 907

EBITDA
EDB Business Partner	39	224	371	588	785
Satellite Services	116	115	281	273	393
Venture	10	7	(11)	12	(2)
Corporate functions and Group activities	(63)	67	(298)	27	(77)
Other/eliminations	(19)	10	(40)	(3)	(8)
Total EBITDA	83	423	303	897	1 091

Depreciation and amortization 2)	280	258	800	770	1 033
Write-downs 3)	—	—	—	—	10
Operating profit (loss)	(197)	165	(497)	127	48

Of which
EDB Business Partner	(67)	120	69	281	377
Satellite Services	51	48	90	78	125
Venture	3	3	(35)	(1)	(23)
Corporate functions and Group activities	(161)	(16)	(572)	(228)	(420)
Other/eliminations	(23)	10	(49)	(3)	(11)
2) Of which amortization of Telenor’s net excess values	4	3	10	7	8
3) Of which write-downs of Telenor’s net excess values	—	—	—	—	5

Capex	291	193	650	511	832
Investments in businesses	301	15	1 575	285	332

EDB Business Partner
•	Revenues increased mainly due to acquisition of operations in the fourth quarter of 2005 and the first half year of 2006.

•	EBITDA decreased mainly due to lower sales of maintenance contracts and costs of NOK 144 million for workforce reduction. This was partially offset by positive effects from acquired operations.
Satellite Services
•	Revenues increased primarily due to growth within the VSAT business, partially offset by decreased revenues in the Inmarsat segment as a result of lower volume and prices.

Venture
•	Revenues increased mainly due to acquisition of new business within Opplysningen in 2005.
Corporate Functions and Group Activities
•	The increased EBITDA loss is largely due to gain on sales of properties in 2005 and higher costs related to our international mobile activities. In the third quarter of 2006 EBITDA was positively affected by NOK 16 million due to a one-time effect related to change of pension plan.

Other Profit and Loss Items for the Group
Depreciation, amortization and write-downs

	3rd quarter		First three quarters		Year
(NOK in millions)	2006	2005	2006	2005	2005

Depreciation 1)	2 216	2 120	6 670	6 075	8 083
Amortization 2)	1 533	782	4 168	2 282	3 461
Total depreciation and amortization	3 749	2 902	10 838	8 357	11 544

Write-downs 1)	27	7	104	35	488
Write-downs of goodwill	—	(3)	—	(34)	46
Write-downs 2)	2	—	16	—	53
Total write-downs	29	4	120	1	587

Total depreciation, amortization and write-downs	3 778	2 906	10 958	8 358	12 131

1)	Tangible assets (property, plant and equipment)

2)	Other intangible assets and prepaid lease payments.
See page 19 for more specifications.
•	The increase in total depreciation and amortization was primarily due to acquired businesses and increased capital expenditure, partially offset by fully depreciated assets.

•	In general, depreciation and amortization is also affected by changes in exchange rates and investment levels in the previous quarters.
Associated companies

	3rd quarter		First three quarters		Year
(NOK in millions)	2006	2005	2006	2005	2005

Telenor’s share of 1)
Profit after taxes	565	454	1 251	1 214	1 452
Amortization of Telenor’s net excess values	(3)	(12)	(10)	(42)	(46)
Write-downs of Telenor’s net excess values	—	—	(11)	—	(172)
Gains (losses) on disposal of ownership interests	—	(7)	6	(4)	(1)
Net result from associated companies	562	435	1 236	1 168	1 233

1)		For certain associated companies, financial statements as of the Group’s balance sheet date are not available. In such instances, the most recent financial statements (as of a date not more than three months prior to the Group’s balance sheet date) are used, and estimates for the last period are made based on publicly available information. Actual figures may deviate from the preliminary figures. The consolidated profit and loss statement contains only the line ‘Net result from associated companies’. The preceding table includes Telenor’s share of profit after taxes from DTAC and UCOM until 26 October 2005. Thereafter DTAC is consolidated, while UCOM is treated as a discontinued operation. Glocalnet is included until 28 February 2006. Thereafter Glocalnet is consolidated as a subsidiary.

	•	At the end of the third quarter of 2006, Telenor’s ownership interest in VimpelCom in Russia was 29.9%. The value of Telenor’s share of the company, based on the quoted share price as of 30 September 2006, was NOK 24 billion. According to telecom analysts, VimpelCom had approximately 52 million mobile subscriptions at the end of the third quarter of 2006.

Financial items

	3rd quarter		First three quarters		Year
(NOK in millions)	2006	2005	2006	2005	2005

Financial income	153	84	384	299	447
Financial expenses	(672)	(356)	(1 867)	(1 073)	(1 639)
Net foreign currency gains (losses)	(187)	50	(316)	202	84
Change in fair value of financial instruments	894	97	669	86	243
Net gains (losses) and write-downs	5	3	1 805	487	518
Net financial items	193	(122)	675	1	(347)

Gross interest expenses	(669)	(367)	(1 854)	(1 104)	(1 594)
Net interest expenses	(549)	(308)	(1 568)	(913)	(1 309)

•	Increased financial expenses were due to increased long-term interest-bearing liabilities following acquisitions of businesses.

•	Net foreign currency losses were primarily related to liabilities in other currencies than the functional currencies.

•	Change in fair value of financial instruments was related to marketable instruments and derivatives used for economic hedge of interest-bearing liabilities that do not fulfil the requirements for hedge accounting.
Taxes
•	The nominal Norwegian corporate income tax rate is 28%. The effective tax rate for the Telenor Group for the fiscal year 2006 is estimated at approximately 14% of profit before taxes. The gain on sale of shares in Inmarsat in the first quarter of 2006 of NOK 1.8 billion is not taxable. Tax income of NOK 2.4 billion related to the Sonofon case will be recognised in the fourth quarter of 2006 and is included in the estimation for the effective tax rate for the full year. Adjusted for these effects, the effective tax rate for 2006 is estimated at approximately 30%. The effective tax rate for the third quarter is estimated at approximately 27%. The effective tax rate is also affected by taxes related to companies outside Norway and non-deductible expenses.

•	The actual effective tax rate for 2006 may deviate from the estimated rate.
Balance sheet
•	Total assets as of 30 September 2006 increased by NOK 29.3 billion compared to 30 June 2006, primarily due to the acquisition of Mobi 63 on 31 August 2006. For more information regarding the preliminary allocation of net assets and goodwill related to this acquisition, see further explanation under Business Combinations on page 20.

•	Net interest-bearing liabilities increased by NOK 9.1 billion in the quarter to NOK 47.3 billion as of 30 September 2006, mainly due to the NOK 11.98 billion acquisition of Mobi 63.

•	As a consequence of the acquisition of Mobi 63 Telenor was downgraded from A- to BBB+ by Standard & Poor’s.

•	In accordance with the resolution from the Annual General Meeting of 23 May 2006, the share capital was reduced by NOK 158 million to NOK 10.082 million in the third quarter. This was done by cancelling 12.1 million of Telenor’s own shares and by redeeming 14.2 million shares owned by the Kingdom of Norway.

The total number of outstanding shares was 1,680,274,570. As of 30 September 2006, Telenor did not own any treasury shares.

•	Translation differences increased equity in the third quarter of 2006 by NOK 2.7 billion, due to the depreciation of the Norwegian Krone compared to most of the functional currencies of Telenor’s foreign subsidiaries and associated companies as of 30 September 2006, compared to 30 June 2006. No other significant transactions have been taken directly to equity during the third quarter of 2006.
Change in pension plan
•	In 2005 Telenor decided to close the defined benefit plan for new members of Telenor Pension Fund in Norway from 1 January 2006, and to offer existing members to switch to a defined contribution plan from 3 July 2006. More than 2000 employees chose to switch to a defined contribution plan. The voluntarily change of pension plan resulted in a one-time cost reduction for Telenor of NOK 193 million in the third quarter of 2006, which were allocated to the different segments affected. The cost reduction is mainly related to the difference between pension obligations recognised for these employees for accounting purposes and the paid up policy received by the employees accepting the plan.
Outlook for 2006
•	Based upon the strong results and positive development in the third quarter of 2006, the outlook for the full year has been adjusted compared to the report for the second quarter of 2006.

•	The strong growth in mobile subscriptions gives Telenor a solid foundation for further growth in revenues. We expect a growth in reported revenues of around 35%.

•	We expect a continued high growth in EBITDA, in particular driven by the international mobile operations. Telenor will continue previously introduced initiatives and identify new means of improving cost efficiency. We expect the EBITDA margin before other income and expenses for 2006 to be around 36%.

•	We expect high capital expenditure to continue, and capital expenditure as a proportion of revenues is expected to be around 20%. Capital expenditure is expected to continue to be driven by high subscription growth within Telenor’s mobile operations in emerging markets.

•	A growing share of Telenor’s revenues and profits is derived from operations outside Norway. Currency fluctuations may to an increasing extent influence the reported figures in Norwegian Krone. Political risk, including regulatory conditions, may also influence the profits.
Telenor (the Group) consists of Telenor ASA (the Company) and its subsidiaries. Telenor ASA is a limited company incorporated in Norway. The condensed consolidated interim financial statements consist of the Group and the Group’s interest in associated companies and joint ventures.
These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) IAS34 Interim Financial Reporting. They do not include all of the information required for full annual consolidated financial statements, and should be read in conjunction with consolidated financial statements of the Group as at and for the year ended 31 December 2005. These condensed consolidated interim financial statements are unaudited.
This report contains statements regarding the future in connection with Telenor’s growth initiatives, profit figures, outlook, strategies and objectives. In particular, the section ‘Outlook for 2006’ contains forward-looking statements regarding the group’s expectations. All statements regarding the future are subject to inherent risks and uncertainties, and many factors can lead to actual profits and developments deviating substantially from what has been expressed or implied in such statements. These factors include the risk factors relating to Telenor’s activities described in Telenor’s 2005 Annual Report on Form 20-F filed with the Securities and Exchange Commission in the USA under the headings ‘Cautionary Statement Regarding Forward-Looking Statements’ and ‘Risk Factors’ (available at www.telenor.com/ir/).
Oslo, 25 October 2006
The Board of Directors of Telenor ASA

Definitions
–	Underlying growth is defined as revenue growth adjusted for the effects of acquisition and disposal of operations and currency effects.

–	For reconciliation of EBITDA before other income and expenses and adjusted operating profit, see the table ‘Reconciliations’ on page 19.

–	Capital expenditure (Capex) is investments in tangible and intangible assets.

–	Investments in businesses comprise acquisitions of shares and participations, including acquisitions of subsidiaries and businesses not organised as separate companies.

–	Operating cash flow is defined as EBITDA – Capex.
Mobile Operations
Revenues
Subscription and traffic
– consist of subscription and connection fees, revenues from voice outgoing airtime, non-voice traffic, outbound roaming and other mobile service revenues. Subscription and traffic includes only revenues from the company’s own subscriptions.
Interconnection revenues
– consist of revenues from incoming traffic. Revenues from incoming traffic related to service provider subscriptions are not included.
Other mobile revenues
– consist of inbound roaming, national roaming and revenues related to service providers and MVNOs (Mobile Virtual Network Operators).
Non-mobile revenues
– consist of revenues from customer equipment and businesses that are not directly related to mobile operations.
Key Figures
Subscriptions
Contract subscriptions are counted until the subscription is terminated.
Prepaid subscriptions are counted as active if there has been outgoing or incoming traffic or if the SIM-card has been reloaded during the last three months. Service provider and MVNO subscriptions are not included. Data only SIM-cards are included, but SIM-cards used for telemetric applications are excluded. Telemetric is defined as machine-to-machine SIM-cards (M2M), for example, vending machines and meter readings.
Average traffic minutes per subscription per month (AMPU)
Traffic minutes per subscription per month are calculated based on total outgoing and incoming rated minutes from the company’s own subscriptions. This includes zero rated minutes and outgoing minutes from own subscriptions while roaming. Outgoing and incoming minutes related to inbound roaming, national roaming, service providers and MVNOs are not included.
Average revenue per subscription per month (ARPU)

ARPU is calculated based on mobile revenues from the company’s own subscriptions, divided by the average number of subscriptions for the relevant period.
‘Mobile revenues company’s subscriptions’ consist of ‘Subscription and traffic’ and ‘Interconnection revenues’ and do not include revenues from inbound roaming, national roaming, service providers, MVNOs, sale of customer equipment and incoming traffic related to service provider subscriptions.
Fixed – Norway
Revenues
Telephony
– consist of subscription and connection fee, traffic (fixed to fixed, fixed to mobile, to other countries, value added services, other traffic) for PSTN/ISDN and Voice over Internet Protocol (VoIP).
xDSL/Internet
– consist of subscription fee for xDSL and Internet and traffic charges for Internet traffic (810/815).
Data services
– consist of Nordicom, Frame relay and IP-VPN.
Other revenue
– consist of leased lines, managed services and other retail products.
Wholesale revenues
– consist of sale to service providers of telephony (PSTN/ISDN) and xDSL, national and international interconnect, transit traffic, leased lines, other wholesale products and contractor services.
Broadcast
Revenues
Distribution
– consist of revenues from Pay TV subscribers and basic tier households on DTH (direct to home), cable TV subscribers, households in SMATV networks and DTT (Digital terrestrial TV) Pay TV subscribers.
Transmission
– consist of revenues from satellite services from satellite position 1-degree west and revenue from terrestrial radio and TV transmission in Norway.
Other
consist of revenues from conditional access systems and revenue not directly related to Distribution and Transmission services.

Business Combinations
One significant business combination has been effected in the third quarter of 2006.
Telenor – Serbia
On 31 August 2006, Telenor acquired 100% of the issued share capital of Mobi 63 d.o.o. in Serbia for a cash consideration of NOK 11.98 billion. The value was set based on an auction of 100% of Mobi 63 and a 10 year licence for GSM 900/1800 and 3G. The transaction has been accounted for by the acquisition method of accounting.
Telenor – Serbia offers high quality mobile services to residential and business customers in Serbia.
The initial purchase price allocation has been determined provisionally due to completed valuation by independent financial experts of the fair values of assets acquired and liabilities assumed has not been completed yet. The preliminary net assets acquired in the transaction, and the goodwill arising, are as follows:

(NOK in millions)	Estimated fair value

Customer base	380
Licence	2 572
Software	106
Property, plant and equipment	968
Current assets excluding cash and cash equivalents	81
Bank and cash balances	—

Deferred tax liability	(38)
Non-current assets	—
Current assets	(50)

Net assets	4 019

Goodwill	7 961
Total consideration, satisfied by cash	11 980

The goodwill arising on the acquisition of Telenor — Serbia is attributable to the anticipated profitability of its operations.
Telenor — Serbia contributed NOK 175 million in revenues and a profit of NOK 83 million to the Telenor Group’s profit before tax for the period between the date of acquisition and 30 September 2006. This includes the results from the company and amortization of fair value adjustments, but does not include Telenor’s interest expenses related to the financing of the acquisition.